UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                             GINSITE MATERIALS, INC.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)

       FLORIDA                                            65-0774999
----------------------------                    ------------------------------
(State or other jurisdiction  of            (I.R.S. Employer Identification No.)
incorporation or organization )

6781 W. Sunrise Blvd., Plantation, FL
----------------------------                   ------------------------------
(Address of principal place of business)              Zip Code


Issuer's telephone number:  (954) 321-9616


Securities to be registered under Section 12(b) of the Act:

 Title of each class                         Name of each exchange on which each
 to be so registered                            class to be registered

               None
 ------------------------------              -----------------------------------


Securities to be registered under Section 12(g) of the Act:

                         (Common Stock, $.001 par value)
                        --------------------------------
                                (Title of class)


                        Copies of Communications Sent to:

                              Mintmire & Associates
                          265 Sunrise Avenue, Suite 204
                              Palm Beach, FL 33480;
                               Tel: (561) 832-5696



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                                     Part I

Forward-Looking Statements

     This Report on Form 10-SB includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The sections of this Report on Form 10-SB containing such forward-looking statements include "Description of Business," "Growth," "Acquisitions," "Product and Services," "Marketing and Sales," "Markets," "Competition," and "Year 2000 Issues" under Item 1 below, and "Management's Discussion and Analysis or Plan of Operation" under Item 2 below. Statements in this Form 10-SB which address activities, events or developments that we expect or anticipate will or may occur in the future, including such topics as future issuances of shares, future capital expenditures (including the amount and nature thereof), expansion and other development and technological trends of industry segments in which the proposed registrant is active, business strategy, expansion and growth of the registrant's and its competitors' business and operations and other such matters are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, a number of factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by or on our behalf.

     Our operations are subject to factors outside our control. Any one, or a combination, of these factors could materially affect the results of our operations. These factors include: (a) changes in levels of competition from current competitors and potential new competitors; (b) loss of a significant customer; and (c) changes in availability or terms of working capital financing from vendors and lending institutions. The foregoing should not be construed as an exhaustive list of all factors that could cause actual results to differ materially from those expressed in forward-looking statements made by us. Forward-looking statements made by or on our behalf are based on a knowledge of our business and the environment in which we operate, but because of the factors listed above, actual results may differ from those anticipated results described in these forward- looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements and it is possible that the actual results or developments anticipated by us will not be realized or, even if substantially realized, that they will not have the expected consequences to or effects on our business or operations.

Item 1:    Description of Business

(a)  Business Development

     Ginsite Materials, Inc. (hereinafter referred to as the "Company" or "GSIT") was organized under the laws of the State of Florida on August 7, 1997. The Company was organized by Mr. Murray Ginsberg, Chairman, President and Director of the Company for the purpose of manufacturing GINSITE(TM), a resin-bound innovative coating material which is non-porous, waterproof and bonds directly to various surfaces. The product is manufactured exclusively for the construction and marine markets. The Company has retained the services of Ms. Audrey Max as Executive Vice President and CEO; Henry V. Lione, Vice
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President  and  Secretary/Treasurer;  Eugene  Ladin,  Vice  President  and Chief
Financial Officer; and Henry Max, Vice President & COO to bring GINSITE(TM) to the marketplace. It is anticipated that the Company will greatly benefit from the synergy expected to result from the combination of professional experience provided by the above executives. The Company has been active as a manufacturing development stage company since its incorporation on August 7, 1997. The Company's stock is quoted for trade on the OTC Bulletin Board under the symbol "GSIT". The Company's executive offices and manufacturing plant are located at 6781 W. Sunrise Blvd., Plantation, Florida 33313, and its telephone number is:
954-321- 9616.

     The Company is filing this Form 10-SB on a voluntary basis in order that the public will have access to the required periodic reports on the Company's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act".)

     In August, 1997, the Company issued 200,000 shares of common stock pursuant to Section 4(2) of the Act for the sum of $1,500 to First Equity Group, Inc. for services to be rendered . The offering was made to a Florida corporation in the State of Florida.

     The Company in September 1997 accepted subscriptions in the amount of $1,000,000 for the sale of 3,000,000 shares of common stock , $0.001 par value per share(in units consisting of 14 warrants for each share of common stock, each warrant convertible at $0.35 per share into one (1) share of common stock on or before November 30, 1998) in a private placement conducted pursuant to an exemption from registration contained in section and 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made to Florida residents in the State of Florida. A Private Placement Memorandum was used in connection with this offering which was disclosed to each prospective investor.(See: Part II, Item 4, "Recent Sales of Unregistered Securities"). In September 1998 the Company accepted subscriptions in the amount of $45,000.00 from the sale of 67,164 shares of common stock in a private placement to accredited investors conducted pursuant to an exemption from registration contained in section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder.(See: Part II, Item 4. "Recent Sales of Unregistered Securities"). In November, 1998 the Company accepted subscriptions in the amount of $4,899.00 for the sale of 13,998 shares of common stock in a private placement conducted pursuant to an exemption from registration contained in sections 3(b) of the Act of 1933 and Rule 504 of Regulation D promulgated thereunder. The offering was made to Florida residents in the State of Florida.(See: Part II, Item 4. "Recent Sales of Unregistered Securities"). In March and April 1999, (prior to April 7,
1999) the Company accepted subscriptions in the amount of $330,250.00 for the sale of 3,585,611 shares of common stock in a private placement conducted pursuant to an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made to Florida residents in the State of Florida(See: Part II, Item 4. "Recent Sales of Unregistered Securities"). All of the above subscriptions were fully funded.

     All required state forms were filed in New York and Florida in compliance with all Blue Sky laws under the terms of the exemption under which the above offering was made.(See Part II, Item4. "Recent Sales of Unregistered Securities.")

     There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements or arrangements other than those disclosed in
Item 7: "Certain  Relationships and Related  Transactions."( See Part I, Item 7:
"Certain Relationships and Related Transactions")

     The Company intends to offer additional securities under Rule 506 of Regulation D under the Act. ("Rule 506") to fund its short term and medium term expansion plans as needed by demand for GINSITE(TM).

     The name and address of the transfer agent is Florida Atlantic Stock Transfer, Inc., 5701 N. Pine Island Road, Suite 310B, Tamarac, Florida 33321.

     See (b) "Business of Issuer" immediately below for a description of the Company's business plan for the manufacturing and marketing of GINSITE(TM).

b)   Business of Issuer

      General

     The Company was formed in August 7, 1997. The Company is engaged in product development, manufacturing and sales of GINSITE(TM), a non-porous, resin-bound coating material that can enhance wood, concrete, metals, fiberglass and other costly materials in the construction, plywood, roofing, tile and marine industries. GINSITE(TM) can fortify and in some instances replace materials ranging from roof tiles to boating hulls. The Company is actively developing two distinct markets for the end use of its product: (1) the construction market which can utilize GINSITE(TM) in a variety of applications from the fortification of exterior walls, facades, roofing tile, plywood, "drywall" and even brickwork, from as simple an application as an exterior coating with whatever finish is desired, i.e. a smooth flat surface to a very rough stucco texture, in either a clear coat and/or a specific color; and (2) the boating and marine market, in which GINSITE(TM) can be molded into the shape of a boat hull and/or applied as a coating upon a variety of marine surfaces. The product is a waterproof resilient material which can be raked onto roofs and flat surfaces, poured into molds and sprayed onto metal and other materials; and is clear in appearance and/or is offered in different colors.

     As a reporting company, the Company will be required to file quarterly on Form 10- QSB and annually on Form 10-KSB and in each case, will be required to provide the financial and other information specified in such forms. In addition, the Company would be required to file on Form 8-K in the event there was a change of control, if the Company acquires or disposes of assets, if there is a bankruptcy or receivership, if the Company changes its certified accountants, upon the occurrence of other events which may be pertinent to the security holders, and after certain resignations of directors. Being subject to such reporting requirements reduces the pool of potential acquisitions or merger candidates for the Company since such transactions require that certified financial statements must be provided for the acquiring, acquired or merging candidate within a specified period of time. At such time as the Company will


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seek  acquisitions  or mergers,  it will limit itself to companies  which either already have certified financial statements or companies whose operations lend themselves to review for a certified audit within the required time.


      Management

     The current Company management is totally committed to the Company and the product, GINSITE(TM). All have made a commitment for "the long haul" concerning the Company and have dedicated their professional efforts for the betterment of the Company making whatever sacrifices are necessary to ensure a profitable business venture. Although Murray Ginsberg is a principal in Progressive Technology, Inc. (PTI) and New Era Medical, Inc.(formerly known as Y2K, Inc.), such relationships do not conflict with his commitment to the Company. The directors and/or executive staff devote their full time, expertise and efforts to the Company. There are no conflicting interests on the part of any of the board member and/or officer of the Company at the present time that can be perceived to be in conflict with the Company. (See: Part I, Item 7: "Certain Relationships and Related Transactions")

          Business Strategy

     The Company's business strategy, which is dependent on its obtaining sufficient additional financing, of which there is no assurance, entails the commercialization and market acceptance of GINSITE(TM). The Company has filed for and is awaiting the granting by the U.S. Patent Office of a Patent
Protection for GINSITE(TM) applicable to both the United States and Internationally. At present GINSITE(TM) is Patent Pending and is in limited production at the Company's manufacturing plant which is located in Plantation, Florida.

          The  Construction Market

     The Company will market GINSITE(TM) through a distributorship network located in specific geographic areas within the United States and throughout the world. The Company recognizes the applicability of the product in two distinct markets: (1) the Construction Market and, (2) the Marine Industry. The Company's immediate need for cash flow leads it to focus primarily on the construction market and, specifically, roofing and exterior wall covering applications.

     The specific product names which will be given to the GINSITE(TM) based products in the Construction Market will be: (1)MR1000 Sealer, which will be marketed to coat and seal driveways, sidewalks, retaining walls, pavers, brick, foam, drywall/gypsum, appliances, tiles, floors, ceilings and asphalt; (2) MR2000 Roof Coat/Patch, which will be marketed to coat, seal and patch all roof surfaces, their critical seams and leak prone areas; and (3) MR3000 Pool & Patio, which will be marketed to coat and seal concrete and fiberglass pools & spas in addition to the patio surface around a pool.

             Licensing & Distributorship

     The Company initiated a distributorship system as a result of initial interest from various parts of the country. The Company has executed four (4) Distributorship Agreements (See: Part II. Item 15. "Additional Exhibits - Material Contracts: Distributorship Agreements") for the marketing of GINSITE(TM). These agreements are with established sales representatives located in Florida, New York, New Jersey, New England, Mexico, Canada and China. These form Distributorship Agreements have been drafted and are attached.( See: Pat
III. Item 1. "Index to Exhibits: - 10.1: Distributorship Agreement - Form Of").

     The Company also plans to develop Licensing Agreements to manufacture GINSITE(TM) at satellite locations around the world. These form Licensing Agreements have been drafted and are attached. ( See: Pat III. Item 1. "Index to
Exhibits: - 10.2: License Agreement - Form Of") To date one (1) license agreement has been issued by the Company to Concession Management of Palm Beach, Inc. whose objective is to promote GINSITE(TM) applications in the boatlift and marine industry.( See: Part III. Item 1. Index to Exhibits: - License Agreement
- 10.2: License Agreement, Concession Management of Palm Beach, Inc.)

             The Marine/Boating Market

     The specific product name which will be given to the GINSITE(TM) based products in the Marine/Boating Market will be: (1)MR4000 Marine Coat, which will be marketed to coat and seal the bottom of boats. MR4000 Marine Coat may also be used on docks and buoys.

             Patent Pending & Trademark Status

     Mr. Ginsberg filed an early patent application on July 28, 1995 for GINSITE(TM) with the U.S. Patent Office. On August 7, 1997, Mr. Ginsberg formally assigned a certain patent pending originally dated July 28, 1995 and international rights to Ginsite Materials, Incorporated. The Patent has a historical cost of $50,976. (See: See: Part III. Item 1. Index to Exhibits:
10.9A - Assignment of Patent & Trademark, and 10.9B Patents). A subsequent full patent application was filed on October 20, 1998. In discussions with the company's patent attorney, the company has been advised that the final patent approval should be granted in the year 2000. The issuance of patent protection is not guaranteed. In the event the Company fails to obtain patent protection for GINSITE(TM) its operating revenues may be severally impacted by the entrance of other competitors in the marketplace who may or may not attempt to establish their own distribution of GINSITE(TM) like products.


           Research & Development

     For Fiscal years 1997 and 1998, the Company expended $50,976 and $29,536 respectively, on research and development. These expenditures represented 100 % and 0.80%, respectively, of total company expenditures for such fiscal years. The principal increase in the cost of research and development for fiscal years 1997 and 1998 was the additional cost, time and expenses incurred for the manufacturing and conducting of displays and field demonstrations of product applicability. Furthermore, ongoing research and development of product capability and applicability will continue.

     At the current time, none of the costs associated with research and development are borne directly by the customer; however, there is no guarantee that such costs will not be borne by customers in the future and, at the current time, the Company does not know the extent to which such costs may be borne by the customer, if at all.

     The Company has in effect research and development efforts to design machinery and molds for use in the production of products made from GINSITE(TM). The Company believes that leasing GINSITE EQUIPMENT and/or selling GINSITE(TM) will expand its market diversification and broaden its revenue stream. For example, the Company has designed spraying equipment for the exclusive use of spraying GINSITE(TM). This equipment will bear the GINSITE(TM) name and be distributed exclusively through the Company. This equipment will be utilized in various market applications and, in fact, will be required by the Company to ensure proper product application which will further ensure product performance as well as help meet product warranties. The roofing and marine markets will require such proprietary equipment to properly apply the GINSITE(TM) material in order to maintain product effectiveness. The Company plans to make the purchase and/or lease of such equipment as a condition precedent to a valid warranty, especially when GINSITE(TM)'s, Limited Warranty will be linked to its "certified" application.

               Marketing

     As with all start-up companies and with those introducing a newly-manufactured product, time and acceptance of the product are factors which will ultimately determine the success or failure of the Company. The Company believes in order to avoid direct market resistance, the Company's marketing program will emphasize how GINSITE(TM) "enhances" and does not necessarily "replace" other known and accepted products. This program will continue to emphasize getting the GINSITE(TM) trademark and its attributes in front of the construction and marine market end users as a viable and cost effective compliment as supported by independent laboratory test results as well as proven applications and use of the product.

             Quality Control Issues

     The Company recognizes that a significant element of success will depend on the performance of the product, GINSITE(TM), and its competitive environment. Therefore, quality control becomes paramount in the manufacturing of GINSITE(TM), pricing which will be directly dependent on cost efficiency in managing the Company, raw material costs, personnel, and other overhead costs. Specific policies concerning invoices, orders, payment schedules, etc. have been established in order to relieve the cash flow burden and enable the Company to remain competitive in the marketplace with business.

            Risk Management Program - Workmen's Compensation

     Being a manufacturing company, the Company believes that a pro-active prevention program and aggressive controls will reduce Workers' Compensation costs. The Company will seek to prevent workplace injuries by implementing a variety of training, safety and mandatory drug-free workplace programs including pre-employment screening, random drug testing and post-accident drug monitoring to ensure that safety awareness is heightened within the company. Further, the Company will insist that all employees adhere to ongoing safety practices in all areas of the corporate headquarters and manufacturing facilities as well as other sites as they become available through expansion and/or acquisitions. The Company has obtained adequate Workers' Compensation insurance at sufficient deductible per accident levels so as to cover the intended risk management objectives. As an employer, the Company is subject to all federal, state and local statutes and regulations governing its relationship with its employees and affecting business generally.


                 Employees

     The Company is comprised of five(5) managers, who have officially been assigned Officer's titles; however, all officers have been actively involved in all aspects of the Company. In addition to the 5 managers there are two(2) plant employees who are involved in the direct manufacturing of GINSITE(TM). The Company plans to hire a sales force which will be compensated on a commission basis. The sales force will add to the operating expenses of the Company but such expenses will be absorbed directly by the additional revenue that this sales force will be able to generate for the Company. As sales increase the Company will add as required one (1) quality assurance person, two(2) additional manufacturing mixers, and one(1) receiving and shipping person. The administrative side of the Company is anticipated to need two (2) additional secretaries and two (2) internal accountants as sales and operating revenues increase.

     The Company's primary direct costs will be (i) salaries and wages of work-site employees (payroll cost), (ii) employment related taxes, (iii) health benefits (iv) workers' compensation benefits and insurance, (v) materials required in the manufacturing of GINSITE(TM), and (vi) administrative/office supplies including rent, utilities, etc.. Staffing will consist of corporate officers with specific responsibilities, and that number of manufacturing staff required depending on business/sales orders. The sales force will be on direct commission with no draw or salary advances. To attract qualified personnel, salaries for all personnel will be fair, equitable and competitive regarding the job description and work to be accomplished. Employment related taxes consist of the employer's portion of payroll taxes required under the Federal Income Contribution Act ("FICA"), which includes Social Security and Medicare, and federal and state unemployment taxes. The federal tax rates are defined by the appropriate federal regulations. State of Florida unemployment tax rates are affected by claims experience, of which the Company has none at this time. Health benefits are comprised primarily of medical insurance costs, but also include costs of other employee benefits such as prescription coverage.

     When the Company is in a financial position, it will offer its employees appropriate retirement and other benefit plans such as group life insurance all of which would be subject to " ERISA" rules and regulations.

            Sales Staffing

     The Company recognizes that the concentration in direct sales requires a quality staff and professional follow-up. The Company has in place Sales Manuals and Training Materials which are being distributed to interested persons. However, the Company has not met with great success in attracting and hiring its own sales force. The Company believes its lack of an established "draw on sales" in lieu of salary has been a major stumbling block to its recruiting. In addition, individuals have been reluctant to invest their own time and money in selling a new product. Therefore, the Company has hired an in-house sales person to follow up on all leads and contacts as well as to personally call on prospects in both the local construction and marine industries. The Company will strategically place advertisements for sales personnel on an as-needed basis. Such commitments will begin only after professional employees are in a place to service increased sales. In addition, the Company has initiated the establishment of its own Web Site in order to introduce GINSITE on a more Global and cost- effective scale.

           Customer Base/Market

     Through the business opportunities outlined, the Company believes it will generate a stream of revenue that will cover its operational costs and also yield excellent profit margins. All of the preceding will be dependent upon an adequate infusion of additional capital and the further penetration and acceptance in the marketplace of GINSITE(TM). The Company identifies its immediate market as the residential and commercial housing markets. In 1994, according to US Department of Commerce statistics, the total dollar volume in the construction industry was estimated at $460,000,000,000. The Company believes its penetration of the residential and commercial customer base will expand as the market gains further recognition of GINSITE(TM). It is also believed that expansion of the market for GINSITE(TM) will result through the establishment of satellite production locations resulting from developing additional distributorships. The Company also believes that the establishment of such economies of scale may maintain competitive pricing of GINSITE(TM) in the market place. However, there is no assurance that such market penetration will occur or that the economies of scale will be achieved.

     The Company recognizes that increased labor costs and increased costs of raw materials which comprise the manufacturing of GINSITE(TM) may affect profitability. The Company's gross profit margin will be determined in part by its ability to estimate and control direct costs and its ability to incorporate such costs in the distributorship and licensing fees charged. The Company's operating plan anticipates changes in primary direct costs and it will make product price and fees adjustments to customers, distributors, etc. to remain competitive in the market place. However, these adjustments will be subject to the market's ability to absorb such adjustments. There are no assurances that the Company will be able to pass on to the consumer increases in labor costs and raw material costs

          Competition

     There are many coatings on the market which appear to be in competition with Ginsite. Each have specific characteristics, however, only Ginsite combines a number of the individual attributes of each of the products. The Company is careful not to compare Ginsite to paint, epoxies and/or other types of coatings or sealants. Thus, the Web Site and printed materials use the term "enhance" since Ginsite will enhance any product it bonds to and thereby greatly reduce direct competition.

           Research and Development

     These expenses consist primarily of costs associated with personnel, equipment, field demonstrations and tests. The Company's research and development activities include the encapsulating of a house in Loxahatchee, Florida with a complete GINSITE(TM) coating. The constructing of a "show place" house in Broward County is underway - GINSITE is being used to coat a house and will be stained a light peach color. The finish will be a "knock-down Stucco." The coating of two OSB boards with a Styrofoam core either four (4") inches or six (6") thick is currently being tested in the tri-county (Dade, Broward and Palm Beach County, Florida) area. The manufacturing of a mold to produce GINSITE(TM) barrel roof tile made out of Styrofoam and coated on all side with GINSITE(TM) and, the molding of GINSITE(TM) into a brick facade is in development by the Company. The Company is presently negotiating to manufacture a GINSITE(TM) brick facade product to encapsulate a thirty-six (36) story condominium to be built in Canada.

     Since inception, the Company has spent approximately $80,512 on research and development. For the years ended December 31, 1997 and December 31, 1998, research and development expenses were approximately $50,976 (which was capitalized and amortized as the patent's value) and $29,536, respectively. During 1997, research and development expenses were significant as the Company concentrated on GINSITE(TM) applications The Company made enhancements to GINSITE(TM) in 1998, and the majority of these related costs were capitalized and will be amortized over a period not to exceed five (5) years. The Company intends to continue to invest significant resources to continue the development of new products and expects that research and development expenses in 1999 will increase in absolute dollars as compared to 1998.

             Industry Regulation

     Many of the Standard Building Code test requirements have already been met through various laboratory testings. One remaining test is the UV (ultraviolet) test which is currently underway. There are specific building and constructions codes and requirements in all of the various counties in Florida, the State of Florida and, in addition, throughout the entire United States. As the Company enters various geographic areas, various local code enforcement departments will be contacted in order to learn what is required in the specific area.

     The Company has obtained the Hurricane Testing Center in Florida's approval of Ginsite for impact and uplift standards. The approval by the Hurricane
Testing Center provides Ginsite with a critical requirement needed to be favorably received by the construction and marine industry in the hurricane prone tri-county area of Palm Beach, Broward and Dade County, Florida.


     The Company has applied for and obtained approvals from the American Society For Testing and Materials (ASTM) with regard to meeting the approvals for the use of Ginsite in the residential and commercial construction markets.

In addition, the Company has performed specific Underwriters Laboratory(UL) Tests, Hurricane Test Laboratory Tests as well as specific Roof and Building Covering Material Tests.

     The Florida Department of Transportation is presently testing Ginsite for use on roads and other areas in the State. Port Authorities in New York and New Jersey are testing the product along with the Corp of Engineers regarding the use of Ginsite to cover bridges in the State of New York, New Jersey and Mass. In addition, the United States Coast Guard has been contacted regarding the use of Ginsite for buoys and commercial vessels.

     With regard to the Marine Industry, the U.S. Coast Guard has specific code requirements for governmental projects as well as for commercial ships, etc. The Company has in its possession and is fully aware of these requirements. However, in the consumer marine industry there are no specific construction code requirements that would prevent GINSITE from being used as a coating on a boat, dock, oil rig, etc. The Coast Guard codes are limited to commercial ships, etc., and not "small" water craft constructed out of aluminum, fiberglass and/or wood. Furthermore, since Ginsite has no hazardous material content it is approved for inter, intra and international shipping purposes.

          Environmental Impact/Approvals

     The Company's product may be subject to regulation under the state and Federal laws regarding environmental protection and hazardous substances control, including the Occupational Safety and Health Act, the Environmental protection Act, and Toxic Substance Control Act. However, the Company believes that it is in material compliance with the current and other applicable laws and that its continual compliance therewith will not have a material adverse effect on its business.

     All of the materials that are used to manufacture Ginsite are, based upon test data received from the manufacturers of the components, non-toxic and friendly to the environment. All the products are earthen in nature and composition. No special equipment or safeguards must be taken for the personnel in manufacturing Ginsite. Water is used to rinse and clean any tools used in manufacturing Ginsite. Material Safety Data Sheets (MSDS) sheets have been accepted by all delivery agencies such as Federal Express, UPS and various commercial trucking corporations. In addition, the US Customs Agency has accepted the shipping of the components of Ginsite to such countries as Canada, the Ukraine, China, Taiwan, Mexico and South America.

           Seasonality

     The Company recognizes that cash flow is paramount to the success of the Company's efforts and, therefore, will as quickly as possible, establish a cash reserve to off-set any drop in cash flow to cover normal operational monthly charges. However, the Company believes that its marketing approach is sufficiently diversified to minimize any possible seasonality of revenues. In addition, the abundant availability of raw materials and direct labor for production purposes is not subject to seasonal influences and, therefore, the Company feels seasonality will have little to no effect on its operating results

c)   Risk Factors

     Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the Company.

1. Development Stage Company. GSIT was only recently organized on August 7, 1997, and accordingly, is in the early stages of development and must be considered promotional. Management's efforts, since inception, have been allocated primarily to product research and development and fund raising activities and the ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities and to commence more aggressive marketing and sales of GINSITE(TM). Potential investors should be aware of the difficulties normally encountered by a new enterprise in its development stage, including under-capitalization, cash shortages, limitations with respect to personnel, technological, financial and other resources and lack of a client base and market recognition, most of which are beyond the Company's control. The likelihood that the Company will succeed must be considered in light of the problems, expenses and delays frequently encountered in connection with the markets in which the Company will operate. The Company's success depends to a large extent on establishing market awareness and acceptance of GINSITE(TM) as a viable and cost effective alternative. There is no guarantee that the Company's proposed activities will attain the level of market acceptance and recognition necessary for the Company to attain a niche in the construction and marine markets. There exists in both the construction and marine markets many established companies with proven products which have long histories of reliable performance. Several of these companies are not only positioned in these markets but also are better financed than the Company. There can be no assurance that the Company will be able to compete with these companies and achieve profitability. (See Part I, Item l. "Description of Business.")

2. Operating History, Revenue or Earnings. Although the Company has been in business since August 7, 1997 it has been a manufacturing development stage company actively engaged in research and development of its product since inception and the Company has only recently begun shipping GINSITE(TM). As of March 31, 1999, the Company had total assets of $351,180, a net loss from operations of $5,314,762 on revenue of $25,136 and stockholders equity of $139,044. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or that significant revenue will occur in the immediate future.

3. Need for Additional Capital: Going Concern Qualification Expressed by Auditor. Without an infusion of Capital or profits from the sale of GINSITE(TM), the Company may not be expected to continue in operation. Accordingly, the Company may not become a viable business entity unless additional equity and/or debt financing is obtained. GSIT's independent certified public accountant has expressed this as a "going concern" qualification to the opinion of Durland and Company, CPAs P.A. on the Company's financial statements. The Company does not anticipate the receipt of sufficient revenues from the sale of GINSITE(TM) until management successfully implements its business plan, which is not assured.

Further, GSIT may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the development stage of its business, its limited personnel and other resources and its lack of market penetration and product recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated to obtain additional financing and achieve market penetration on a commercial scale in its proposed line of business, i.e. product manufacturing and sales. GSIT has no identified sources of funds, and there can be no assurance that resources will be available to the Company when needed.

4. Dependence on Management: Management's Lack of Experience in Construction Marketing and Marine Product Sales. The possible success of the Company is expected to be largely dependent on the continued services of its President, Mr. Murray Ginsberg, the inventor of GINSITE(TM) and the director of research and development. Although, Murray Ginsberg, Audrey Max, Henry V. Lione, Eugene Ladin nor Henry Max have limited direct experience in product manufacturing, marketing and sales to the construction and/or marine markets they do possess extensive experience and skills in the marketing and management of small and mid-sized companies. Virtually all decisions concerning the marketing and sales of GINSITE(TM), the recruitment of experienced sales professionals, their training and marketing decisions are being made in an industry in which management has limited direct experience.

The loss of Murray Ginsberg and his creative genius as a product inventor and developer would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently holds key-man life insurance and an Indemnification Agreement and Covenant Not To Sue with Mr. Ginsberg. In addition, the Company has in place employment agreements with each key employee including, Murray Ginsberg, Audrey Max, Henry Max, Henry Lione, Eugene Ladin and Barry Grieper. ( See: Part II. Item 1. Index to Exhibits -10.4A through F-Employment Agreements) The Company recognizes the need to hire an experienced construction products and marine products marketing executive to fill the void of experience applicable to the industry; however, there is no assurance that the Company will be successful in attracting a competent executive with the experience required.

5. No Existing Market Penetration or Customer Base. The Company was only recently organized. While GSIT intends to distribute GINSITE(TM) to residential and commercial construction contractors and the marine markets, the Company currently has no substantial sales, licenses or distributorship agreements in place. Further, the very limited funding currently available to the Company will not permit it to effectively penetrate the construction and marine markets except on a very limited scale. There can be no assurance that the debt and/or equity financing, which is expected to be required by the Company in order for GSIT to continue in business after the expiration of the next six to twelve months, will be available. The Company has very few customers presently and there can be no assurance that it will be successful in obtaining customers in its initial prospective markets. GSIT does aim to obtain long-term contracts; however, management believes that the Company must, in order to survive, ultimately obtain the loyalty of a large volume of customers. The Company expects to be limited in the number of sales personnel it is capable of employing as a result of its limited operating capital. Thus, the Company could be expected to experience substantial difficulty in attracting the high volume of customers in the prospective target markets which would enable GSIT to achieve commercial viability. (See Part I, Item 1. "Description of Business,"
(b) "Business of Issuer - Business Strategy; "Sales and Marketing.")

6. No Assurance of Product Quality: Performance and Reliability. The Company expects that their customers and ultimately their distributors will continue to establish demanding specifications for product quality, performance and reliability. Although the Company attempts to maintain and adhere to stringent manufacturing standards, there can be no assurance that problems will not occur in the future with respect to quality, performance and reliability as well as price. If such problems occur, the Company could experience increased costs, delays in or cancellations of orders or shipments and product returns and discounts, any would have a material adverse effect on the Company's business, financial conditions and results of operations.

7. No Assurance of Sales Force Quality: Performance and Reliability. The Company does not have adequate expertise and experience in construction and marine industry sales and recognizes the need to hire a competent and experienced sales manager and/or managers for these markets. Although the Company expects to hire a competent sales manager[s], there can be no assurance that problems will not occur in the future with respect to the effectiveness and success these sales manager[s] will have in establishing a market presence for GINSITE(TM). If the sales manager[s] fails to establish such a presence and is also unable to establish substantial distributorship arrangements, the Company will not realize the necessary revenues it requires to achieve commercial viability.

8. Uncertainty of Market Acceptance. The future operating results of the Company depend upon the continued need of the construction and marine markets to identify and apply products deeded necessary, useful, convenient, affordable and competitive to their eventual end users/consumers. There can be no assurance that the Company's product, GINSITE(TM), will achieve the market penetration and recognition necessary for the Company to grow and become profitable on a sustained basis, especially given the alternatives that already exist in the marketplace from more established and have better financial strength than the Company. (See "Part I, Item 1. "Description of Business.")

9. Seasonal Variations in Results. The Company expects to experience higher revenues during the warmer weather months, i.e April through September, when construction and marine markets experience their highest demand volumes. These seasonal variations in results may become greater once the Company established a presence in more northern locations where winters can be severe and construction and marine activity significantly decreases. In addition, the company expects negative and/or less attractive results in its operating revenues in the winter months, i.e. October through March, when unfavorable weather conditions and lower overall economic activity is present. Nevertheless, to date the company has not experienced any seasonality in its operating revenues and feels that it is adequately diversified in its market exposure, sourcing of raw materials and abundance of labor to effectively neutralize any possible seasonality of revenues. There is no assurance, however, that there will not eventually result a definite seasonality of revenues to the Company.

10. Raw Material Costs. Raw materials necessary for the manufacture of GINSITE(TM) are readily available from numerous third-party suppliers. The Company does not rely on any principal suppliers for any of its raw materials. Currently, there are four major suppliers (oil producing companies) in the United States, through which the company can obtain its major raw material. At the present, the company buys its major raw material ingredient from a major distributor of one of the oil producing companies. However, if this one major oil producer would make the decision not to produce the major raw material required by the company in its formulation; then, the other three oil producing companies may sell the major raw material at a higher price than the company is currently paying. This would increase the raw material costs to the company and negatively impact profitability. In addition, a national or international crisis, may require the oil companies to discontinue producing the major raw material which the company needs to manufacture its product. Such an event would have serious detrimental effects on the ongoing viability of the Company .

The Company's cost of raw materials and profitability will also be subject to the pricing of oil in the open market and the influence on by-product production goals that the open market may place on oil companies. The Company may be unable to obtain critical raw materials if oil refineries change their production schedules and by-product production goals and, instead, emphasize other product production goals that do not produce the by-products which the Company requires for the manufacture of GINSITE(TM).

11. Lack of Working Capital Funding Source. GSIT anticipates that receivables from the sale of GINSITE(TM) will be structured such that 50% of the purchase price shall be due upon the order being placed, 25% will be due upon product shipment and the remaining 25% shall be due upon product receipt. In the event of the default by a customer on any balances due and payable, the Company will need to establish a reserve to protect its need for working capital. The Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

12. Conflicts of Interest. There are existing and potential conflicts of interest, including time, effort and corporate opportunity, involved in the participation by the Company's President, Murray Ginsberg in other business entities and transactions. Mr. Ginsberg, the inventor of GINSITE(TM), is also the principal shareholder of Progressive Technology, Inc.(PTI) Murray Ginsberg created GINSITE(TM) while working with PTI. All rights to this invention were assigned by PTI to Murray Ginsberg and then subsequently assigned by Murray Ginsberg to the Company pursuant to the terms of an assignment and note payable to him by the Company..( See Part I, Item 3, "Description of Property" and, Item 1 (c) "Risk Factors," subparagraph 18: Patent, Copyrights and Trademarks.) In addition, the Company has made a series of advances to PTI, a company under common control, in the form of collateralized promissory notes.(See Part I, Item
7. "Certain Relationships and Related Transactions.") To the extent that Murray Ginsberg has interests in areas not in common with the Company he may divide his time and effort between the Company and his existing interests in PTI. Furthermore, he may have conflicting financial interests due to the obligations existing between both parties.

13. Increased Employee Costs. A major portion of the Company's primary direct costs will be (i) salaries and wages of worksite employees (payroll cost), (ii) employment related taxes, (iii) health benefits and (iv) workers' compensation benefits and insurance. Staffing will consist of corporate officers with specific responsibilities, and that number of manufacturing staff required depending on business/sales orders. The sales force will be on direct commission with no draw down or salary advances. To attract qualified personnel, salaries for all personnel will be fair, equitable and competitive regarding the job description and work to be accomplished. Employment related taxes consist of the employer's portion of payroll taxes required under the Federal Income Contribution Act ("FICA"), which includes Social Security and Medicare, and federal and state unemployment taxes. State of Florida unemployment tax rates are affected by claims experience, of which the Company has none at this time. Health benefits are comprised primarily of medical insurance costs, but also include costs of other employee benefits such as prescription coverage.

As the Company grows, it will offer its employees appropriate retirement and other benefit plans such as group life insurance all of which would be in compliance with " ERISA" rules and regulations. There can be no assurance that the Company will be able to increase the prices of its products to cover increased costs related to Worker's Compensation, unemployment insurance or health insurance benefits which may be extended to worksite employees.

The Company anticipates an increase of manufacturing personnel, administrative, accounting, clerical and secretarial personnel as demand for the Company's products increases. Due to the present state of the economy which is experiencing an historically low unemployment rate it is anticipated that future employee hiring costs will become a major operating expense to the Company.

14. Liability for Workers Compensation Claims. The Company has acquired Workers' Compensation insurance and believes it is adequately covered. (See Part I, Item
1. "Description of Business," (b) "Business of Issuer - Risk Management  Program
- Workers Compensation")

15. Ability to Grow. The Company expects to grow through increasing sales, developing distributorships and by granting licensing rights. The Company plans to expand its business from its current location and by entry into other geographical markets. There can be no assurance that the Company will be able to create a market presence, or if such market is created, to expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition and the Company's ability to maintain sufficient profit margins in the face of pricing pressures. The Company must also manage costs in a changing regulatory environment, adapt its infrastructure and systems to accommodate growth and recruit and train qualified managers and personnel.

The Company also plans to expand its business, in part, through the acquisition of ancillary product manufacturers primarily in the construction industry. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse affect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as at then existing Company-owned locations or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some of all of which could have a material adverse effect on the Company's results of operations and financial condition.

Distribution and Licensing growth poses the additional risk of the inability of the Company to control the quality of services provided by its distributors and licensees. Moreover, the failure of any Distributor and/or Licensee to pay fees due to the Company could have a material adverse effect on the Company's financial condition and results of operations (See Part I, Item 1. "Description of Business (b) "Business Strategy.")

16. Potential Legal Liability. The Company may be subject to claims relating to the actions of their employees (including their workaday employees if utilized to demonstrate and train their customers regarding the application of GINSITE(TM)).including possible claims of other civil actions or torts. Management intends to adopt and implement policies and guidelines to reduce its exposure to these risks. However, the failure of any Company employee to follow these policies and guidelines may result in negative publicity, injunctive relief and the payment by the Company of money damages or fines. There can be no assurance that the Company will not experience such problems.


As an employer, the Company may be subject to a wide variety of employment-related claims such as claims for injuries, wrongful death, harassment, discrimination, wage and hour violations and other matters. In addition, at such time as the Company enters into Distributorship and Licensing agreements, the Company plans to have a standard agreement which establishes a contractual division of responsibilities between the Company and each Distributor and/or Licensee. However, the Company may be subject to liability for legal violations despite these contractual provisions even if it does not participate in such violations. Although such agreements are expected to provide that the Distributor and/or Licensee is to indemnify the Company for any liability attributable to the Distributor's and/or Licensee's failure to comply with its contractual obligations and the requirements imposed by law, the Company may not be able to collect on such contractual obligation claims and thus may be responsible for satisfying such liabilities. The Company has in place a liability insurance policy, but there can be no assurance that any such insurance will be sufficient to cover any judgments, settlements or costs relating to any future claims, suits or complaints or that sufficient insurance will be available to the Company or such providers in the future on satisfactory terms, if at all. If insurance is not sufficient to cover any judgements, settlements or costs relating to any claims, suits or complaints, the Company's business, financial condition, results of operations and liquidity could be materially adversely affected. (See Part I, Item 1. "Description of Business"
(b) "Business of Issuer-Industry Regulation.")

At such time as the Company enters into Distributor and/or Licensing agreements, the Company may be subject to claims asserting that it is vicariously liable for the damages allegedly caused by the Distributor and/or Licensee. The Company intends for its distributor an/or licensing agreements to state that the parties are not agents and that the distributors and/or licensees control the day-to-day operations of their businesses. Furthermore, it is intended that the distributor and/or licensing agreements will require the distributor and/or licensee to undertake certain efforts to inform the public that they are not agents of the Company and that they are independently owned and operated businesses. Moreover, the Company will take certain additional steps to insulate its potential liability based on claims from the distributor's and/or licensee's conduct including requiring the distributor and/or licensee to indemnify the Company for such claims and mandating that the distributor's and/or licensee's carry certain insurance coverage naming the Company as an additional insured. Despite these efforts to minimize the risk of vicarious liability, there can be no assurance that a claim will not be made against the Company, nor that the indemnification requirements and insurance coverage will be sufficient to cover any judgments, settlements or costs relating to such a claim.

17. Competition. Although the Company identifies no direct competition in the market of a comparable product to GINSITE(TM) the construction supply industry is highly competitive with several major companies involved. The Company will be competing with larger competitors who supply product that the Company intends to enhance and possibly replace. Many of the Company's competitors may not wish to allow GINSITE(TM) to establish a presence and may through their greater marketing, financial and other resources deter GINSITE(TM)'s market penetration. There can be no assurance that the Company will be able to compete effectively against such competitors in the future.(See Part I. Item 1. "Description of Business," (b) "Business of Issuer-Competition.")

18. Patent, Copyrights and Trademarks. Murray Ginsberg invented GINSITE(TM) while working with PTI. Mr Ginsberg obtained full rights to his invention pursuant to an assignment by PTI to him which he then assigned to GSIT.(See Part I, Item 7. "Certain Relationships and Related Transactions; Part II. Item 15. Additional Exhibits - Assignment of Patent")

Mr. Ginsberg filed an early patent application on July 28, 1995 for GINSITE(TM) with the U.S. Patent Office. On August 7, 1997, Mr. Ginsberg formally assigned a certain patent pending, originally dated July 28, 1995, and international rights to Ginsite Materials, Incorporated.(See: Part III. Item 1. Index to Exhibits - 10.9A - Assignment of Patent - 10.9B Patent Application & Status). The Company obtained the Trademark rights to GINSITE(TM) upon receipt of the assignment from Murray Ginsberg. Such trademark was registered on April 20, 1998.(See: Part III.
Item 1. Index to Exhibits - 10.9B - Patent Application & Status; Trademark Application & Status). A subsequent full patent application was filed on October 20, 1998. In discussions with the company's patent attorney, the company has been advised that the final patent approval should be granted in the year 2000. The issuance of patent protection is not guaranteed. In the event the Company fails to obtain patent protection for GINSITE(TM) its operating revenues may be severally impacted by the entrance of other competitors in the marketplace who may or may not attempt to establish their own distribution of GINSITE(TM) like products.

The Company is actively engaged in research and development and has the rights to several new product concepts in various stages of development. These products are derivations of GINSITE(TM) for which patent and trademark protection is in progress or will be initiated in the near future.

19. Uncertainty Regarding Protection of Proprietary Rights. The Company attempts to protect its intellectual property rights through patents, trademarks, secrecy agreements, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, that disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary products will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products, duplicate the Company's products or design around the patents owned by the Company or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse affect on its business, financial condition and results of operations.

Litigation may be necessary to protect the Company's intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims will not be asserted by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. (See Part I, Item 1. "Description of Business- (b) Business of Issuer - Patents, Copyrights and Trademarks.")

20. Cash Flow Commitments: 9% Convertible Notes. The company issued $254,000 in Convertible Notes carrying a 9% annual interest rate as collateral for a loan to the Company for $254,000. The funds borrowed have been used to meet the company's outstanding liabilities, past and current cash flow needs. (See: Part
III.  Item 1. Index to Exhibits - 4.1B Note  Purchase  Agreement,  The Augustine
Fund)

21. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. The Common Stock of the Company presently falls within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market.


Item 2.   Management's Discussion and Analysis or Plan of Operation.

         Discussion and Analysis

     The Company was founded in 1997 to provide the construction industry with an alternative to its mass consumption of wood based materials by supplementing and enhancing such materials with a resin based coating that can, when bonded to wood, provide a strengthening characteristic without adding more wood. The Company has broadened its mission to expand the application of GINSITE(TM) and, its many derivations, to research, develop and market GINSITE(TM) to the construction, home improvement, boating and marine markets. Since its inception the Company has focused primarily on organizational and capital raising activities. For the period from inception (August 7, 1997) through March 31, 1999, the Company had revenues of $25,136.00 from operations and $5,339,898.00 in cumulative operating expenses. The Company started manufacturing GINSITE(TM) in May, 1998, following the initial purchase of appropriate mixing and other equipment and start-up materials. The management of the Company made the decision to market GINSITE(TM) through a distributorship network in specific geographic areas within the United States and throughout the world. The Company has received a large number of inquires regarding GINSITE(TM) which are presently being followed up on by Company officers. Interest is being received from organizations from the Pacific Rim region, Eastern and Western Europe, Canada, Latin America, the Caribbean as well as within the United States from the West coast to the East coast. However, actual sales have been limited, due to the newness of the product. Furthermore, due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the third quarter 1999. And there can be no assurance that losses will not continue after such date.

     The Company is currently educating the market about GINSITE(TM) through persistent dissemination of product information identifying GINSITE(TM)'s features and benefits. Being under capitalized, the Company has not been able to launch a major national or even local marketing/advertizing program. Therefore the Company has decided to promote GINSITE(TM) through a combination of factors, such as advertising, product reputation, word-of-mouth success stories, qualified distributors, representatives, the Internet GINSITE(TM) Web-Site and strategic alliances using other major corporations' marketing network.

     The Company is currently producing only GINSITE(TM); however, it is presently developing many other applications from the base formula which can be utilized in numerous other commercial situations. [See Part I, Item 1 Description of Business, (b) Business of Issuer, The Construction Market and The Marine/Boating Market.] The Company expects to introduce other products by the end of 1999, and expects to continue to invest significant resources in at least four(4) new products and enhancements by 2000.

     Upon obtaining increased market awareness and subsequent sales, the Company expects to experience a period of growth, which will require it to significantly increase the scale of its operations. This increase will include the hiring of additional manufacturing personnel and production equipment which will contribute to significantly higher operating expenses. The increase in operating expenses is expected to be partially funded by an increase in revenues. However, the Company's net loss may continue to increase. Expansion of the Company's operations may cause a significant strain on the Company's management, financial and other resources. The Company's ability to manage recent and any possible future growth, should it occur, will depend upon a significant expansion of its research and development, accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse affect on the Company's business, financial condition and results of operations. As a result of such expected expansion and the anticipated increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company expects to continue to experience significant fluctuations in its revenues, costs and gross margins, and therefore its results of operations. (See Part I, Item 1. "Description of the Business - (b) Business of the Issuers - Risk Factors - 15. Ability to Grow".)


         12 Month Plan of Operations

     The Company's plan of operations for the next twelve months is to focus on building revenue by proceeding with an aggressive establishment of regional distributors. Furthermore, the Company will continue installing GINSITE(TM) and GINSITE(TM) based products on a case by case field demonstration basis. The Company presently has one such demonstration in place on a house in Loxahatchee, Florida, and is under contract to complete another house in Broward County, Florida. (See: Part II. Item 15. Additional Exhibits- Material Contracts:

Florida Model Ginsite Home ) The Company will apply a GINSITE(TM) coat with a "knock-down stucco" finish, in light peach color. This will be completed by the end of July and will become a "show place" for GINSITE(TM) in the county.

     The company is negotiating a contract to coat three-hundred HUD approved homes in Stuart, Florida, with GINSITE(TM). In addition, an exclusive Agreement has been signed to use GINSITE(TM) on newly-designed Styrofoam and steel boats being constructed in Florida by the ECO MARINE MATERIALS, INC.(See: Part II.
Item 15. Additional Exhibits- Material Contracts: ECO MARINE MATERIALS, INC. Purchase and Sale Agreement) Furthermore, the Company has in place a license Agreement with CONCESSION MANAGEMENT OF PALM BEACH, INC., (hereinafter "CMPB") to actively market and promote the use of GINSITE within the boatlift industry. In addition, the Company has granted CMPB the ability right to solicit and sell "sub- distributorships and/or sub-license agreements". (See: Part II. Item 15. Additional Exhibits-Material Contracts- License Agreements: CONCESSION MANAGEMENT OF PALM BEACH, INC.")


     The Company has signed the following  four(4)  distributorship  agreements:
(1)  Fred  Roneker  Distributor  Agreement,  who  has the  limited  distribution territory of Brevard County, Florida.. (See: Part II. Item 15. "Material Contract:" Distributorship Agreements - Fred Roneker); (2)Marcus Dean Rogozinski Distributor Agreement, who has the limited distribution territory of Orange County, Florida.. (See: Part II. Item 15. "Material Contract:" Distributorship Agreements - Marcus Dean Rogozinski); (3) MJ INNOVATIONS, Jean-A. Medici/Michael Alderman Distributor Agreement, who have the limited distribution territory of Quebec State, Canada, Mexico and China. (See: Part II. Item 15. "Material Contract:" Distributorship Agreements - M J INNOVATIONS, Jean-A. Medici/Michael Alderman Distributor Agreement); and James F. Powers and Adam G. Hart, Sr. Distributor Agreement, who have the Exclusive Territory of The State of New York, New Jersey and New England.(See: Part II. Item 15. "Material Contract:" Distributorship Agreements - James F. Powers and Adam G. Hart, Sr. Distributor Agreement) In addition, the Company has completed negotiations to manufacture a brick facade facsimile made of GINSITE(TM) to encapsulate a thirty-six (36) floor condominium to be built in Canada with Millennium 3 Concept, Inc. which is pending the receipt by Millennium of its contract before GSIT can be provided their contract.

     As part of the Company's effort to provide GINSITE(TM) to the marine industry, candidates for the Distributor Agreement are being contacted to serve in several areas in the United States. Specifically, the Company is negotiating a Distributorship Agreement for the West Gulf Coast region to include Texas, Louisiana, Alabama and Mississippi. In addition, negotiations are underway with a distributor for the East Gulf Coast which will cover the Florida "panhandle" and to the West Coast of Florida down to Tampa. GINSITE(TM) can be used on various seagoing vessels, including, but not limited to the upper decks and hulls of barges, cargo transports, offshore oil drilling rigs, and pleasure crafts.

     The Company's aim is to become a major subcontractor to the construction industry through joint venture projects to manufacture and coat with GINSITE(TM) an OSB board wall panel to be known as the GINSITE(TM) Americana Panel System. Two OSB boards coated with GINSITE(TM) with a Styrofoam core either four (4") inches or six (6") inches thick are currently being tested in order to obtain the tri-county (Dade, Broward and Palm Beach, Florida) approvals required for home and/or commercial construction. In addition, two other products are under way, namely the brick facsimile facade (mold being made) and a barrel roof tile made out of Styrofoam and coated on all sides with GINSITE(TM).

     The core mission of the Company plan is to become a major supplier of end user products dedicated to the residential and commercial construction market, marine and other industries interested in the varied applications of GINSITE(TM). Furthermore, the Company will identify niche markets and strive to penetrate these markets and, where justified, enter into joint ventures and/or license agreements to manufacture and distribute GINSITE(TM).

     The Company is positioned today to start serving both the construction and marine industries. Its production facility has in place four (4) mixers which are prepared to produce Ginsite. The Company has also in place an automated conveyor packaging system to be delivered when production levels require its installation. Furthermore, the Company believes additional personnel shall be required in the form of one(1) quality assurance person; one (1) receiving and shipping person; two (2) secretaries; and two (2) accounting related persons as GINSITE(TM) sales increase.

 Results of Operations - Full Fiscal Years & 1st Quarters: 3/31/98 - 3/31/99

           Revenues

     To date, a limited number of customers and one distributor have accounted for substantially all of the Company's revenues with respect to product sales. The Company anticipates that the main focus of its selling efforts will be to focus on the immediate geographic construction, home improvement and marine markets. For the fiscal year ending December 31, 1997, the Company has not derived any revenue from sales of GINSITE(TM). The Company was in its research and development efforts and did not have any product sales in 1997. For fiscal year ending December 31, 1998, the Company derived approximately 70% of its revenue from product sales. Product sales amounted to $15,830.00, the remaining revenue was derived from a distributor's fees in the amount of $6,980.00 by 1998 fiscal year end. (See: PART F/S - Statement of Loss - F-4).

     The Company has in place four distributorship agreements as of the close of the Company's 1998 fiscal year end. [See: Part III. Item 1. Index to Exhibits -
10.1 - Distributorship Agreements] Although the Company is in active negotiations with various potential distributors there are only four (4) distributorship agreements in effect at present. However, there are no assurances that the Company will be able to obtain adequate distribution of its products through the above distributorship agreements. In addition, most successful distributors carry an extensive line of products and various of these products may compete with each other as to function, price or other factors. In addition, numerous construction and marine product distributors are not themselves well capitalized and their financial condition may impact their ability to properly distribute the Company's products.

     The Company's ability to achieve revenues in the future will depend in significant part upon its ability to obtain orders from, maintain relationships with and provide support to, existing and new customers, as well as the condition of its customers. As a result, any cancellation, reduction or delay in orders by or shipments to any customer or the inability of any customer to finance its purchases of the Company's products may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's revenues will increase in the future. In addition, the Company expects that the average selling price of a particular product will also decline as such products mature, and as competition increases in the future. Accordingly, the Company's ability to maintain or increase revenues will depend in part upon its ability to increase unit sales volumes of its products and to introduce and sell new products at prices sufficient to compensate for reduced revenues resulting from declines in the average selling price of the Company's more mature products. ( See Part I, Item 1. "Description of the Business - (b), Business of the Issuers - Risk Factors -15. Ability to Grow")

     If the Company is unable to generate sufficient revenue from operations to implement its marketing plans, management intends to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings. Depending upon the amount of revenue, if any, generated by the Company, management anticipates that it will be able to satisfy its cash requirements for the next approximately two (2) to four (4) months without raising funds via debt and/or equity financing or from third party funding sources. Accordingly, management expects that it will be necessary for GSIT to raise additional funds in the next two (2) months commencing approximately one (1) month from the date hereof. A management team comprising of Henry V. Lione and Henry Max, at least initially, will be solely responsible for marketing and sales of GINSITE(TM). However, at such time, if ever, as sufficient operating capital becomes available, management expects to employ a sales manager[s] and additional manufacturing and sales personnel. In addition, the Company expects to continuously engage in market research in order to monitor market trends, seasonality factors and other critical information deemed relevant to GSIT's business through the development of a sophisticated computerized system.

     The Company will operate out of the existing 12,500 square foot manufacturing and office facility located in Plantation, Florida. The location is in close proximity to transportation facilities at the Ft. Lauderdale/Hollywood International Airport and the Ft. Lauderdale Port Everglades cargo and shipping facilities. In addition, this site is located in close proximity to Florida's major highway system such as I-95 and the Florida Turnpike(Ronald Reagan Turnpike.(See: Part I. Item 3. Description of Property; and Part III. Index to Exhibits - 10.3 - Lease Agreement)

        Net Sales

     For the year ended December 31, 1997, a discussion regarding net sales and the cost of sales is not applicable due to the fact that research and development costs were not able to be offset to any extent since 1997 product sales were zero. Cumulative net sales for the year ended December 31, 1998 of $22,810 are comprised of sales of GINSITE(TM) and the partial payment on a distributorship agreement. Cumulative net sales as of the end of the 1st Quarter ending March 31, 1999 total $25,136 and are comprised of sales of GINSITE(TM) and the partial payment on a distributorship agreement. Product sales and related costs for the year ended December 31, 1998, would again not be applicable due to the fact that product sales of $25,136 remain de-minimus when measured against the research and development cost and other costs related to the Company's marketing and sales efforts.

     In addition, the Company has not established a production history or sales history due to the fact of its start-up nature and the need to focus on research and development in addition to promotional activities. As a result, it would not be meaningful to discuss the possible profit margin that Ginsite can produce for the Company. Without the benefit of real sales volumes against which a cost of production can be attributed there can not be a meaningful discussion of a net sales figure against which a profit margin can be attributed. To attempt to discuss such would be pure conjecture and would rely on forward looking estimates of which there may be no assurance.

     Nevertheless, the Company has an ongoing program to reduce the costs of manufacturing its products. As part of this program, the Company has been attempting to achieve cost reductions principally through engineering and manufacturing improvements, product economies. The success of these cost reduction programs will not be known until production volumes are scaled up. There can be no assurance that the Company's ongoing or future programs can be accomplished or that they will increase gross profits.

     To the extent the Company is unable to reduce its production costs or introduce new products with higher margins, the Company's results of operations could be materially adversely affected. The Company's results may also be affected by a variety of other factors, including mix of products sold; production, reliability or quality problems; market competition; and warranty expenses and discounts.

        Operating Expenses

     Sales and Marketing: These expenses consist of advertising, meetings and conventions and entertainment related to product exhibitions and the related travel expenses. Since inception, the Company has spent approximately $ 76,931 on sales and marketing expenses. For the years ended December 31, 1997 and December 31, 1998, sales and marketing expenses were $ 5,000 and $71,931, respectively. In 1998, the Company increased its promotional advertising and hired additional sales and marketing personnel during 1998. The Company has invested significant resources to expand its sales and marketing effort, including the hiring of additional personnel and establishing the infrastructure necessary to support future operations. The Company expects that such expenses in 1999 will increase in absolute dollars as compared to 1998.

     General and Administrative: These expenses consist primarily of the general and administrative expenses for salaries, contract labor and other expenses for management and finance and accounting, legal and other professional services including ongoing expenses as a publicly owned Company related to legal, accounting and other administrative services and expenses. From inception(August 7, 1997) to March 31, 1999, the Company has spent approximately $1,648,118 on general and administrative expenses. For the years ended December 31, 1997 and December 31, 1998, general and administrative expenses were $25,936 and $717,069, respectively. The increase of $691,133 is due primarily to research and development expenses, legal and accounting fees associated with the Company's SEC filings, higher depreciation and amortization and rent for the Company's headquarters. The Company expects general and administrative expenses to increase in absolute dollars in 1999 as compared to 1998, as the Company continues to expand its operations. For the 1st quarter ended March 31, 1998 and 1st quarter ended March 31, 1999, general and administrative expenses were $140,667 and $905,113, respectively. The increase of $764,446 is due primarily to research and development expenses, legal and accounting fees associated with the Company's SEC filings, higher depreciation and amortization and rent for the Company's headquarters.(See: PART F/S - Statement of Loss - F-3).

     As of March 31, 1999 the Company had total cumulative expenses of $5,339,898 of which $4,182,094 is attributable to the Company's granting stock in lieu of cash compensation to its officers and key employees and third parties. Accordingly, after excluding the Company's grants of stock to the officers, key employees and third parties, the total adjusted operating expenses incurred for the three months ended March 31, 1999 are $1,563,530 of the $5,339,898 total cumulative operating expenses listed above. Furthermore, of the $1,563,530 total operating expenses, insurance expenses amounted to $62,054; total property and equipment expenses (less accumulated depreciation) amounted to $149,895; cumulative lease expenses equaled $182,262; cumulative interest expense equaled $89,792; and bad debt to a related party amounted to $105,750 for a total of $589,753 or 37.71% of the above adjusted operating expenses.(See:
PART F/S Statement of Loss - F-3).

     For 12 month period from January 1, 1998 to December 31, 1998 the Company reported a net loss from operations of $3,713,765 which includes $2,878,657 in stock grants to officers and key employees. When the aforementioned stock grants are subtracted from the Company's net loss in this 12 month period a more accurate net loss from operations is obtained in the amount of $835,108.(See:
PART F/S - Statement of Loss - F-3).

     For the three month period from January 1, 1998 to March 31, 1998, (1st. Quarter), the Company reported a net loss from operations of $1,834,934 which includes $1,687,047 in stock grants to officers, key employees and third parties. When the aforementioned stock grants are subtracted from the Company's net loss in this 3 month period a more accurate net loss from operations is obtained in the amount of $147,887 of which $140,667 is related to general and administrative costs.(See: PART F/S - Statement of Loss - F-3).

     For the three month period from January 1, 1999 to March 31, 1999, (1st. Quarter), the Company reported a net loss from operations of $1,561,204 which includes $648,171 in stock grants to officers, key employees and third parties. When the aforementioned stock grants are subtracted from the Company's net loss in this 3 month period a more accurate net loss from operations is obtained in the amount of $913,033 of which $905,113 is related to general and administrative costs. (See: PART F/S - Statement of Loss - F-3).

          Research and Development

     These expenses consist primarily of costs associated with personnel and equipment costs and field demonstrations and tests. The Company's research and development activities include the encapsulating of a house in Loxahatchee, Florida with a complete GINSITE(TM) coating. The coating of two OSB boards with a Styrofoam core either four (4") inches or six (6") thick currently being tested in the tri-county (Dade, Broward and Palm Beach County, Florida) area for the required approvals for home and/or commercial construction. The manufacturing of a mold to produce GINSITE(TM) barrel roof tile made out of Styrofoam and coated on all side with GINSITE(TM) and, the molding of

GINSITE(TM) into a brick facade. The Company has completed negotiations to manufacture a GINSITE(TM) brick facade product to encapsulate a thirty-six (36) floor condominium being built in Canada.

     Since inception, the Company has spent approximately $80,512 on research and development. For the years ended December 31, 1997 and December 31, 1998, research and development expenses were approximately $50,976 and $29,536, respectively. During 1997, research and development expenses were significant as the Company concentrated on GINSITE(TM) applications The Company made enhancements to GINSITE(TM)n 1998, and the majority of these related costs were capitalized and will be amortized over a period not to exceed five (5) years. The Company intends to continue to invest significant resources to continue the development of new products and expects that research and development expenses in 1999 will increase in absolute dollars as compared to 1998.

          Patent Pending & Trademark Status

     Mr. Ginsberg filed an early patent application on July 28, 1995 for GINSITE(TM) with the U.S. Patent Office. On August 7, 1997, Mr. Ginsberg formally assigned a certain patent pending originally dated July 28, 1995 and international rights to Ginsite Materials, Incorporated. The Patent has a historical cost of $50,976. (See: Part III. Index to Exhibits - 10.9A Assignment of Patent & Trademark Rights , and 10.9B Patents). A subsequent full patent application was filed on October 20, 1998. In discussions with the company's patent attorney, the company has been advised that the final patent approval should be granted in the year 2000. The issuance of patent protection is not guaranteed. In the event the Company fails to obtain patent protection for GINSITE(TM) its operating revenues may be severally impacted by the entrance of other competitors in the marketplace who may or may not attempt to establish their own distribution of GINSITE(TM) like products.


         Interest and Other Income (Expense), Net

     Cumulative interest and other income (expense), net of $87,087, consists primarily of interest expenses accrued on the direct loan to the Company less interest income earned from loans to related parties under the assignment of the patent and trademark rights to GINSITE. (See Part I, Item 2. "Management's Discussion and Analysis or Results of Operations - Financial Condition, Capital Resources and Liquidity; Part F/S - Notes to Financial Statements - F-7")

        Financial Condition, Capital Resources and Liquidity

     As of March 31, 1999, the Company had assets totaling $351,180.00 and liabilities of $212,136.00. Since the Company's inception, it has accepted subscriptions in the amount of $1,121,214 in cash as consideration for the issuance of shares of Common Stock and $254,000 in cash from the issuance of convertible debt.. (See: PART F/S - Statement of Cash Flows - F-6)

     On November 15, 1997, the Company entered into a 10 year Office/Warehouse Lease Agreement. Total lease expenses for the period ending December 31, 1997 were $7689; 1998 lease expenses were $139,806; 1999 lease expenses will be $133,866; 2000 lease expense will be $140,560; 2001 lease expense will be $147,588; 2002 lease expense will be $154,967; the Company has the right at any time from the signing of the lease, to purchase 50% of this building for $1.00, after two (2) years from signing the Office/Warehouse Lease the Company may acquire the 50% balance remaining for the greater of 1/2 of the appraisal value less mortgages or $50,000. [See: Part III. Item 1. Index to Exhibits - 10.3 - Lease Agreement, Steven J. Cooperman, Trustee]

     In September, 1997 accepted subscriptions in the amount of $1,000,000.00 from the sale of 3,000,000 shares of common stock in a private placement conducted pursuant to an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made in the State of Florida, Pennsylvania and New York. A Private Placement Memorandum was used in connection with this offering which was disclosed to each prospective investor.(See: Part II, Item 4. "Recent Sales of Unregistered Securities"). In September, 1998, the Company accepted subscriptions in the amount of $45,000 from the sale of 67,164 shares of common stock in a private placement to accredited investors conducted pursuant to an exemption from registration contained in sections 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder.(See: Part II, Item 4. "Recent Sales of Unregistered Securities").

     In October 1998 the Company accepted subscriptions in the amount of $4,899 from the sale of 13,998 shares of common stock in a private placement to accredited investors conducted pursuant to an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made in the State of Florida.(See: Part II, Item 4. "Recent Sales of Unregistered Securities").

     In March and April 1999, (prior to April 7, 1999) the Company accepted subscriptions in the amount of $499,500 from the sale of 3,685,611 shares of common stock in a private placement to accredited investors conducted pursuant to an exemption from registration contained in section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made in the State of Florida. All of the above subscriptions were fully funded. (See: Part II, Item 4. "Recent Sales of Unregistered Securities").

     The Company has made a series of advances to PTI, a related company under common control, in the form of unsecured promissory notes. Unpaid amounts, including any accrued interest, were $89,461 and $76,500 as of March 31, 1999 and December 31, 1998 respectively. Accrued interest at March 31, 1999 and 1998 was $2,705 and $0, respectively.(See Notes to Financial Statement - F7) These PTI advances are related to the following: (i) on August 7, 1987, the Company issued a 360 day note( renewable at the option of the note holder for an additional 360 days) with an annual interest rate of 6.343%, to Murray Ginsberg, executive officer and director of GSIT, for $50,976.00. Unpaid principal was $43,058 at March 31, 1999. Accrued interest at March 31, 1999 and December 31, 1998 was $5,125 and $3,949, respectively. (See Notes to Financial Statements -
F7); (ii) as of January 1, 1998, the Company provided personnel services to and shared certain building expenses with PTI.. The Company is reimbursed for the costs of these items and records the reimbursements as a reduction of its operating expenses. Charges were $10,901 and $11,808 for the periods ended March 31, 1999 and 1998 respectively. Unpaid amounts as of March 31, 1999 and December 31, 1998 were $57,597 and $46,696, respectively.(See: Notes to Financial Statements - F7); (iii) on September 23, 1998, Murray Ginsberg, as President for PTI, and witnessed by Audrey Max, as Executive Vice President for PTI executed a Promissory Note to the Company for $45,000 with interest at the rate of 10%, payable in 360 days after signing. The note may be extended for an additional 360 days at the option of the holder; (iv) on November 2, 1998,Murray Ginsberg, as President for Progressive Technology, Inc. (PTI), and witnessed by Audrey Max, as Executive Vice President for PTI executed a (Limited) Guaranty and Pledge to the Company in exchange for the Company's extension of credit to PTI. This (Limited) Guaranty and Pledge contains an interest of not less than 10% per annum and the notes evidencing this pledge shall not exceed $75,000 in the aggregate. Murray Ginsberg has pledged and liened GSIT stock belonging to him and in an amount necessary to satisfy the PTI notes made payable to the Company.

     In March 1999, the Company was offered debt financing in the form of non-interest bearing loans for up to $581,000, to be loaned on an as needed basis throughout the remainder of 1999. There is no formal written agreement regarding the repayment of these loans. During April and May, 1999, the Company received total proceeds of $168,000 drawn against these loans.

     On January 2, 1999, the Company, through the mutual consent of a majority of its shareholders, authorized two amendments to the Article of Incorporation effective January 2, 1999 to authorize the following: (1) the issuance of up to 50,000,000 shares of common stock and, (2) up to 10,000,000 shares of Preferred Stock (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management" and Part I, Item 7. "Certain Relationships and Related Transactions.")

     The Company has no potential capital resources from any outside sources at the current time. The Company believes that it will require nine (9) to twelve(12) months in order to determine the market demand, distributorship and licensing potential for GINSITE(TM).

     The ability of the Company to continue as a going concern is dependent upon increasing revenues from the sale of GINSITE(TM) and obtaining additional capital and financing. The Company believes that in order to be able to expand its initial operations, it must increase sales of GINSITE(TM) substantially and when financially feasible hire an experienced sales manager[s].

     Net Operating Losses

         The Company

     The Company has net operating loss carry-forwards of $802,745 which expire in the year beginning December 31, 2117. The company has deferred tax assets, cumulative as of December 31, 1998 of $157,940 resulting from the loss carry-forwards, for which it has established a valuation allowance of $164,254, as the Company has no history of profitable operations. Until the Company's current operations begin to produce earnings, it unclear as to the ability of the Company to utilize such carry-forwards.

        Year 2000 Compliance

     The Company is currently in the process of evaluating its information technology for Year 2000 compliance. The Company does not expect that the cost to modify its information technology infrastructure to be Year 2000 compliant will be material to its financial condition or results of operations. The Company does not anticipate any material disruption in its operations as a result of any failure by the Company to be in compliance.

Item 3.     Description of Property:

     The Company's manufacturing facility and executive offices are located at 6781 W. Sunrise Blvd., Plantation, Florida 33313. Its telephone number is (954) 321-9616 and its facsimile number is (954) 321-9667.

     On November 15, 1997, the Company entered into a 10 year Office/Warehouse Lease Agreement. Total lease expenses for the period ending December 31, 1997 were $7689; 1998 lease expenses were $139,806; 1999 lease expenses will be $133,866; 2000 lease expense will be $140,560; 2001 lease expense will be $147,588; 2002 lease expense will be $154,967; the Company has the right at any time from the signing of the lease, to purchase 50% of this building for $1.00, after two (2) years from signing the Office/Warehouse Lease the Company may acquire the 50% balance remaining for the greater of 1/2 of the appraisal value less mortgages or $50,000. [See: Part III. Item 1. Index to Exhibits - 10.3 - Lease Agreement, Steven J. Cooperman, Trustee]

     The Company owns no real property and its personal property consists of manufacturing equipment, telephone systems, office furniture, computer system, prototype molds and deposits on property and equipment valued at $185,174 on March 31, 1999. In addition, the Company has on hand inventories and raw materials totaling $20,557 as of march 31, 1999.

Item 4.    Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth information as of May 31, 1999 regarding the ownership of the Company's stock

                                                                    (1)
Name of              Title of     Amount & Nature       Percent of
Beneficial Owner     Class        of Beneficial Owner   Class
------------------------------------------------------------
Murray Ginsberg      Common        10,517,750           50.82

Audrey Max           Common           764,875            3.70

Henry V. Lione       Common           475,000            2.30

Eugene Ladin         Common           250,000            1.21

S. Barry Grieper     Common           439,875            2.13

Henry Max            Common           100,000            0.48
                                   ==========           ======
All Officers and Directors         12,547,500           60.63
as group(six (6) persons)
---------------------

(1) Based on 20,695,273 shares issued and outstanding as of May 31, 1999.

There are no arrangements which may result in the change of control of the Company.


Item 5.    Directors, Executive Officers, Promoters and Control Persons.

As of March 31, 1999 the following are the names, ages, positions, with the Company and experiences of the executive officers and directors of the company. Mr. Grieper resigned as a director as of March 1999, and the Company Controller as of December 31, 1998.

Name                  Age      Position(s)  with Company
Murray Ginsberg        73      Chairman, President & Director

Audrey Max             56      Executive Vice President, CEO & Director

Henry V. Lione         70      Vice President, Secretary/Treasurer & Director

Eugene Ladin           71      Vice President & CFO & Director

Henry Max              60      Vice President & COO & Director

     All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. The officers and directors will devote such time and effort to the business and affairs of the Company as may be necessary. Except for the above officers, there are no other persons whose activities will be material to the operation of the Company. Concerning family relationships, the only family relationship that exists among the executive officers and directors of the Company is that of Henry Max and Audrey Max who are husband and wife.

     Murray Ginsberg has served as President, Chairman , and a Director of the Company since its inception on August 7, 1997. Prior to the formation of the Company, Mr. Ginsberg has designed and developed numerous laboratory and clinical instrumentation devices for various physicians and investigators which resulted in more than $80 million into the South Florida economy. His list of credentials include: the invention and design of instrumentation for the University of Miami, School of Medicine, and Tissue Banks used for research throughout the United States. Prior to joining the University of Miami as a Department Chairperson, Mr. Ginsberg was a missile systems engineer working for the Belock Instruments Company in New York where he worked on Hawk surface -to-air missiles and the Atlas missile for the United States Defense Department. Mr. Ginsberg was presented with the challenge of providing a material to enhance low cost housing around the globe hence the development of the product GINSITE(TM). He hold a Masters Degree in Mechanical Engineering from Pratt Institute in the York City and is a Navy Veteran.

     Audrey Max, Executive Vice President, CEO and Director has been an officer and Director since the inception of the company on August 7, 1997. Mrs. Max holds a Bachelor of Science Degree from Boston University and an Associate Degree for Business Administration from Miami Dade Community College. For over fifteen years, Mrs. Max has had extensive experience holding positions in both college and university administration specifically as a professional Staff Associate at the University of Miami, School of Medicine. Her experiences includes expertise in financial management and accountability of a multi-million dollar department. Mrs. Max provides the Company with a sound foundation in managerial and financial administration. Audrey Max is the spouse of Henry Max.


     Henry V. Lione, Vice President, Secretary/Treasurer and Director has been with the company since October 1997. Mr. Lione graduated from New York University holding a bachelor Degree as well as a Masters Degree. Mr. Lione brings to the Company over thirty years of experience in establishing and directing development foundations, including two national health foundations, private corporations, in addition to officer level positions with hospitals and the University of Miami, School of Medicine. Such experience has earned him recognition as one of the country's finest management/business consultants. He holds such prestigious awards as the Harold J. (Si) Seymore National Honors Award, the MacEachern Public Relations Award, the University of Miami School of Medicine Dean's Award. Mr. Lione has specifically served as the Executive Director of the Pacific Medical Foundation, President and founder of the Advent Corporation, the President of the Good Samaritan Hospital Foundation, National Director of the Cystic Fibrosis Foundation and as Assistant Vice President of the School of Medicine at the University of Medicine raising more than $517 million and is a veteran of the United States Army.


     Eugene Ladin: Vice President & Chief Financial Officer and Director , has held this position since June, 1998. Mr. Ladin has a diversified background in financial and management endeavors. In the United States Air Force Mr. Ladin audited defense contracts and negotiated such contracts with the airline and contractors achieving the rank of Captain until his Honorable Discharge in November, 1960. Prior experience was with the Rand Corporation performing research in financial management. In addition he has served as Chief Financial officer for medium and large corporations such as the Landis & Gyr, Inc., headquartered in New York and Switzerland; the Puerto Rico Telephone Company & Telephone Authority; Director of Financial Planning for COMSAT Corporation, Washington D.C. Mr. Ladin holds an undergraduate degree form Pace University, New York City and a Masters Degree from the Air University, Air Force Institute of Technology, Graduate School of Business Administration, Post Graduate Work from George Washington University's Graduate School of Business. His past experience includes teaching accounting, controller ship, management and Investment Security Analysis both at the Graduate and Undergraduate educational levels.

     Henry Max: Vice President & COO and Director, has been with the company since May 1998. Mr. Max holds a Bachelor Degree from Bryant College, Providence, Rhode Island in Business Administration. In addition Mr. Max holds a degree from Boston University in Marketing. Mr. Max has more than twenty years of experience in the field of marketing and corporate development with emphasis on the communications field. Mr. Max has served as Vice President of Icannect, an Internet service provider where he was involved in establishing the company by initiating methods to attract new nation-wide customers to a new start-up company. Prior to this position, Mr. Max was Vice President of Teltec Saving Communications Company, a long distance telephone company at which he launched a nation-wide marketing program to attract new clients. In addition, he served as President and CEO of Worldwide Communications, Inc., an agent for resellers of low cost long distance telephone service. Henry Max is the spouse of Audrey Max.

Item 6.      Executive Compensation.

                  Executive Compensation

Name and Post       Year           Salary       #144 Stock Grants          Total
-------------       ----           -----     Shares          $             Compensation
                                             ------------------------      ------------
Murray Ginsberg     1999           $52,000     500,000      $281,250.00    $333,250.00
Chairman/President  1998           $52,000     100,000      $256,000.00    $316,167.00
                    1997                     7,917,750*

                    thru 4/99                8,517,750
Audrey Max          1999           $36,400     225,000      $126,562.00    $162,962.00
Exec. V.P./C.E.O.   1998           $36,400     100,000      $256,000.00    $292,839.00
                    1997                       439,875      $    439.00    $    439.88
                    thru 4/99                  764,875

Eugene Ladin        1999           $38,500                                 $ 38,500.00
V.P./ C.F.O.        1998           $38,500     250,000      $474,438.00    $512,938.00
                    1997            N/A          N/A             N/A           N/A
                    thru 4/99                  250,000

Henry V. Lione      1999           $   0       225,000      $126,562.50    $126,562.50
V.P./Secretary &    1998           $   0       250,000      $626,562.00    $626,562.00
Treasurer           1997           $   0
                    thru 4/99                  475,000

Barry S. Grieper    1999           $   0                    $     0        $      0
Controller          1998           $36,400                  $     0        $ 36,400.00
                    1997                       439,875      $    439.00    $    439.88
                    thru 4/99                  439,875

Henry Max           1999           $36,400                                 $ 36,400.00
V.P./Marketing      1998           $36,400     100,000      $ 12,500.00    $ 48,900.00
                    1997
                    thru 4/99                  100,000

     * Mr. Ginsberg received 7,917,750 shares of restricted common stock as consideration for the full assignment of GINSITE(TM) to the Company; therefore, these shares are not reflected as compensation in 1997.

     The Company has agreed that the salary of its Chairman/President will be pursuant to a long-term employment contract. This contract provides for a minimum amount base salary, to be paid when the Company's financial situation warrants such payment, and to be increased each year as the Board of Directors may grant to be determined as a function of the Company's performance. The Board of Directors has set Mr. Ginsberg's base salary at $250,000, to be paid when the Company's financial situation warrants such payment, and is in recognition of Mr. Ginsberg's outstanding contribution to the Company, as well as his compensation in line with that of Chairman/President's of other comparable companies. As a result of the financial position of the company, currently Mr. Ginsberg in fact is receiving $52,000 per annum.

     Base salaries for executive officers other than Mr. Ginsberg has been set at competitive levels in consultation with the Board, giving due consideration to individual performance and time in position. It has been the Company philosophy that shareholder's interests are best served by encouraging executives to have ownership interests in the company. To that end, the Company through its board and Chairman granted stock ownership to its executives based on individual executive performance and contribution in achieving the Company's objectives and profitability. Base salaries for the executive positions are as follows when the Company is in a financial position to award such salaries:
Audrey Max,  Executive  Vice  President & CEO:  $125,000,  in fact is receiving:
$36,400 per annum; Mr. Henry V. Lione, Vice President, Secretary/Treasurer $125,000. Mr. Lione has not accepted any salary to date.; Mr. Eugene Ladin Vice President & CFO $125,000, in fact is receiving $36,500 per annum; Henry Max, Vice President & COO $100,000, in fact is receiving $36,400 per annum. The Company does not provide officers with a pension plan or key man insurance except Mr. Ginsberg. Long term incentives, key man insurance, etc. will be implemented when the Company is in a financial position to offer such benefits.

Item 7.    Certain Relationships and Related Transactions.

     On September 10, 1997, at inception, the Company issued 7,917,750 shares of common stock, restricted under Rule 144, to Mr. Ginsberg, the Company's Chairman, President and Director, in consideration for the assignment of the full rights to GINSITE(TM). On March 2, 1998, 100,000 shares of common stock restricted under Rule 144 were issued to Mr. Ginsberg for services rendered. In March 1999, a total of 500,000 shares of common stock restricted under Rule 144 were issued to Mr. Ginsberg for services rendered, and in May 1999, a total of 2,000,000 shares of common stock restricted under Rule 144 were issued to Mr. Ginsberg for services rendered. His total shareholdings to date equal 10,517,750 and beneficial owner of approximately 50.82% of the Company's outstanding common stock.

     On September 10, 1997, the Company issued 439,875 shares of common stock restricted under Rule 144 to Audrey Max, Executive Vice President, CEO, Director and record, in consideration and exchange therefore for services in connection with the organization preformed by her for the Company. In April 1998, a total of 100,000 shares of common stock restricted under Rule 144 and in March 1999, a total of 225,000 shares of common stock restricted under Rule 144 were issued to Ms. Max for services rendered bringing her total shareholdings to 764,875 and beneficial owner of approximately 3.70% of the Company's outstanding common stock **

     On September 10, 1997, the Company issued a total of 439,875 shares of common stock restricted under Rule 144 to S. Barry Grieper, former Controller and Director and beneficial owner of approximately 2.13% of the Company's outstanding common stock, in consideration and exchange for services in connection with the organization performed by him for the Company at the time of the initial private placement.

     On March 2, 1998 the Company issued a total of 200,000 shares of common stock and on April 21, 1998, a total of 50,000 shares of common stock restricted under Rule 144 to Henry V. Lione, Vice President & Secretary/Treasurer and a Director, in consideration and exchange for services performed by him for the

Company. In March 1999 the Company issued a total of 225,000 shares of common stock restricted under Rule 144 in consideration and exchange for services performed by Mr. Lione for the Company bringing his total shareholdings to 475,000 and beneficial owner of approximately 2.30% of the Company's outstanding common stock

     On July 22, 1998 the Company issued a total of 200,000 shares of common stock restricted under Rule 144 and on October 13, 1998, a total of 50,000 shares of common stock restricted under Rule 144 to Eugene Ladin, Vice President & CFO and a Director and beneficial owner of approximately 1.21% of the Company's outstanding common stock in consideration and exchange for services performed by him for the Company.

     On February 8, 1999, the Company issued a total of 100,000 shares of common stock restricted under Rule 144 to Henry Max, Vice President & Director of Marketing, and a Director and beneficial owner of approximately .48% of the Company's outstanding common stock in consideration of services performed by him for the Company. **

**Audrey Max and Henry Max are husband and wife and as such together their total shareholdings amount to 864,875 shares of common stock and beneficial owners of approximately 4.18% of the Company's outstanding common stock.

     Any stock issued and to be issued by the Company to its executive staff/ directors has been and will be in accordance with authorized personnel practices and pursuant to 4(2) and/or Rule 506 of Regulation D of the Securities Act of 1933.

Item 8.    Description of Securities.

     The Company's authorized stock when incorporated on August 7, 1997, consisted of common stock in the amount of 17,250,000 with a par value of $0.001 per share. On January 2, 1999, the Company increased the number of authorized common shares, $0.001 par value, from17,250,000 to 50,000,000 shares.(See: Part
II. Item 15. "Additional Exhibits - 3(i)2 Articles of Amendment to Articles of Incorporation") In addition, the Company concurrently authorized the issuance of 10,000,000 shares of preferred stock with no determined par value as needed in the future. As of May 31, 1999, the Company has 20,695,273 shares of common stock outstanding.

            Description of Common Stock

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any director. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of any Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable.

           Dividend Policy

     Holders of shares of Common Stock are entitled to share pro rata in dividends and distribution with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefore, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock to date and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

           Rights of Dissenting Shareholders

     In accordance with Florida Statute Section 607.1103, the Company intends to provide its shareholders with any plan or merger, and as soon as available, all audited financial statements, concerning a target company and its business prior to any merger or acquisition. Dissenters have rights as defined and set forth in Florida Statue Sections 607.1301, 607.1302, the procedure of which is set forth in Florida Section 607.1320. Essentially such statutes provide that a dissenting shareholder has the right to receive payment of the fair market value of his shares.

          Preliminary Merger Discussions

     The Company's officers and directors are constantly pursuing additional business opportunities in the form of mergers, acquisitions and joint-ventures. To date none of the efforts by the Company have resulted in any final conclusive agreements with respect to such efforts. However, on June 30, 1999, the Company announced that it is presently engaged in preliminary discussions with Envirocon Corporation, a Denver- based construction industry supplier, to merge operations. The preliminary agreement is subject to due diligence by both parties. The terms of the potential merger have not been finalized at this time.

         Transfer Agent

     The Transfer Agent and Registrar for the Company's Common Stock is Florida Atlantic Stock Transfer which is located at 5701 North Pine Island Road, Suite 310B, Tamarac, Florida 33321.

        Certain Provisions of Florida Law

     Section 607.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida Corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the corporation's articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power:

(I) one-fifth or more, but less that one-third of such voting power: (ii) one-third or more, but less than a majority of such voting power; and (iii) more than a majority of such voting power.



                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     Since the Company's inception it has not declared nor paid any stock or cash dividends to its shareholders. The price of the Company stock has ranged from a high of $5 35/64 to a low of 13/64th. First Equity Group participated in a public relations program disseminating information on the Company and its product, GINSITE(TM). This created the initial market.

     The first annual shareholders meeting was held October 15, 1998 at the Company Corporate Headquarters, Plantation, Florida, to which all registered shareholders were invited. The Company has specific plans to initiate a major public relations program to create an interest in and to enhance the new product GINSITE(TM).

     Market Information The Company's Common Stock has been quoted for trades on the over-the-counter/bulletin board (OTC/BB) market since January 2, 1998, and, since January 2, 1998, has been quoted on the OTC/Bulletin Board System under the symbol "GSIT". The following table sets forth the high and low closing sales prices for the Common Stock for each quarterly period within the Company's two most recent fiscal years on the National Market System..

1999                                HIGH              LOW
-------                             -------           -----
Quarter ended December 1998          2   3/8          1 13/32
March 31, 1999                       1  61/64           13/64
June 30, 1999
September 30, 1999

1998                                HIGH              LOW
------                              ----              ---
Quarter ended December 31, 1997      N/A              N/A
March 31, 1998                      5 35/64             13/64
June 30, 1998                       5  3/8            3 15/16
September 30, 1998                  4  3/4            1  1/8

1997                                HIGH              LOW
-----                               ----              ---
Inception to September 30, 1997     N/A               N/A

     Holders of Common Stock As of March 31, 1999 there were approximately 44 holders of record of the Company's Common Stock.

     Dividends The Company has never paid cash dividends on its Common Stock, and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will be dependent upon the Company's financial condition and results of operations and other factors then deemed relevant by the Board of Directors.

Item 2.    Legal Proceedings.

     The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated or any unsatisfied judgements against the Company.

Item 3.    Changes In and Disagreements with Accountants.

     The Certified Public Accountants, Durland and Company, CPA's, P.A. 340 Royal Palm Way, Suite 204 Palm Beach, Florida 33480, performed an audit as of December 31, 1997, and prepared non- audited financial statements as of March 31, 1999. Durland and Company continue to be the Company's accountants through the date hereof and there is no disagreement on accounting and financial disclosure between Durland and Company and the Company.

Item 4.  Recent Sales of Unregistered Securities.

     In August, 1997, the Company issued 200,000 shares of common stock pursuant to Section 4(2) of the Act for the sum of $1,500 to First Equity Group, Inc. for services to be rendered . The facts relied upon by the Company for such exemption are (i) the issuance of the shares did not involve a public offering and (ii) the purchaser is an accredited investor and had full access to the information regarding the Company necessary to make an informed investment decision. The offering was made to a Florida corporation in the State of Florida.

     In September, 1997, the Company accepted subscriptions in the amount of $1,000,000 from the sale of 3,000,000 shares of common stock , $0.001 par value per share (in units consisting of 14 warrants for each share of common stock, each warrant convertible at $.35 per share into one(1) share of common stock on or before November 30, 1998) in a private placement conducted pursuant to an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made to Florida residents in the State of Florida. These warrants were exercised and fully funded.

     On November 7, 1997, the Company issued 7,917,750 shares of common stock to Murray Ginsberg in exchange for the assignment of the full patent rights to GINSITE(TM) valued at par; (ii) on November 7, 1997 the Company issued 439,875 shares of common stock to Barry Grieper in exchange for services valued at par;
(iii) on November 7, 1997 the Company issued 439,875 shares of common stock to Audrey Max in exchange for services valued at par; and (iv) on November 7, 1997 the Company issued 50,000 shares of common stock to Gary Blume, Esq., its legal advisor valued at par. The Company relied upon an exemption under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. Such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) each of the parties is an accredited investor and had full access to the information regarding the Company necessary to make an informed investment decision by virtue of his or her position as an officer and director of the Company and/or as a party related to an officer or director. The offering was made to Florida residents in the State of Florida. (See Part I, Item 6. "Executive Compensation)

     In December, 1997, the Company issued 30,000 shares of common stock to Howard J. Voren and Kathleen M. Voren in exchange for services valued at $300. The Company relied upon an exemption under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. Such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) each of the parties is an accredited investor and had full access to the information regarding the Company necessary to make an informed investment decision. The offering was made to Florida residents in the State of Florida.

     In January, 1998, the Company issued 125,000 shares of common stock to Marco D'alanzo in exchange for services valued at $13,672; (ii) in January, 1998, the Company issued 125,000 shares of common stock to Douglas Baker in exchange for services valued at $13,750.00; and, (iii) in January 1998 the Company issued 125,000 shares of common stock to Joseph M. Vazquez, III for services rendered valued at $13,750.00; (iv) in January 1998 the Company issued 125,000 shares of common stock to Suzanne Davis for services valued at $13,750.00. The Company relied upon an exemption under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. Such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) each of the parties is an accredited investor and had full access to the information regarding the Company necessary to make an informed investment decision. The offering was made to Florida residents in the State of Florida.

     In March,  1998, the Company issued 200,000 shares of common stock to Henry
V. Lione for services rendered valued at $498,438; (ii) in April, 1998, the Company issued 25,000 shares of common stock to Albert Medina for services rendered valued at $68,164; (iii) in April, 1998, the Company issued 100,000 shares of common stock to Frederick B. Carroll for services rendered valued at $272,656; (iv) in April, 1998, the Company issued 200,000 shares of common stock to Harvey J. Berse for services rendered valued at $545,312; (v) in April, 1998, the Company issued 100,000 shares of common stock to Igor Vasershteyn for services rendered valued at $272,656; (vi) in April, 1998, the Company issued 50,000 shares of common stock to Henry V. Lione for services rendered valued at $128,125; (vii) in April, 1998, the Company issued 100,000 shares of common stock to Audrey Max for services rendered valued at $256,250; (viii) in April, 1998, the Company issued 100,000 shares of common stock to Murray Ginsberg for services rendered valued at $256,250; and, (ix) in July and October, 1998, the Company issued 250,000 shares respectively of common stock to Eugene Ladin for services rendered for a total value of $473,438.00. The Company relied upon the exemption under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. Such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) each of the parties is an accredited investor and had full access to the information regarding the Company necessary to make an informed investment decision by virtue of his or her position as an employee, officer and/or director of the Company and/or as a party related to an officer or director. The offering was made to Florida residents in the State of Florida.

     In September 1998, the Company issued 44,776 shares of common stock to James Weintraub for services rendered valued at $29,999.90; (ii) in September 1998, the Company issued 14,925 shares of the Company's common stock to Greenwolf Investments for services rendered valued at $9,999.90; and (iii) in September 1998, the Company issued 7,463 shares of common stock to Greenwolf

Investments for services rendered valued at $5,000.20. The Company relied upon the exemption under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. Such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) each of the parties are accredited investors and had full access to the information regarding the Company necessary to make an informed investment decision. The offering was made to Florida residents in the State of Florida.

     In November 1998, the Company accepted subscriptions in the amount of $4,899 for the sale of 13,998 shares of common stock in a private placement conducted pursuant to an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made to Florida residents in the State of Florida.

     In February, 1999, the Company issued 1,000 shares of common stock to Jan Michael Morris for services rendered valued at $1,766; (ii) in February, 1999, the Company issued 100,000 shares of common stock to Henry Max for services to be rendered valued at $157,812; (iii) in March, 1999, the Company issued 500,000 shares of common stock to Murray Ginsberg for services to be rendered valued at $207,031; (iv) in March, 1999, the Company issued 225,000 shares of common stock to Audrey Max for services to be rendered valued at $93,164; (v) in March, 1999, the Company issued 225,000 shares of common stock to Henry V. Lione for services to be rendered valued at $93,164; (vi) in March, 1999, the Company issued 75,000 shares of common stock to Albert Medina for services to be rendered valued at $19,500; (vii) in March, 1999, the Company issued 100,000 shares of common stock to Keith D. Foutz for services rendered valued at $26,000. The Company relied upon the exemption under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. Such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) each of the parties is an accredited investor and had full access to the information regarding the Company necessary to make an informed investment decision by virtue of his or her position as an employee, officer and/or director of the Company and/or as a party related to an officer or director.

     On March 31, 1999, the Company executed a Note Purchase Agreement payable to The Augustine Fund,, in the principal amount of $254,000.00, plus interest thereon at the rate of 9% per annum, and convertible into the common stock of the Company. The Company satisfied the Note Purchase Agreement in full by issuing 1,035,611 shares of common stock in accordance with the terms of the Note. The Note Purchase Agreement was executed pursuant to an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made to Florida Residents in the State of Florida.

     In March, 1999, the Company issued 250,000 shares of common stock to Monetary Advancement International, Inc., as consideration for services to be rendered valued at $422,500. In June, 1999, by mutual consent of the parties, 150,000 shares of the aforementioned stock was canceled due to the lack of performance of the consulting agreement with the Company. Monetary Advancement International, Inc. retained 100,000 shares of the common stock valued at $168,750. The Company relied upon the exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made to a New York corporation in the State of New York.

     In April, 1999, the Company accepted subscriptions, in the amount of $76,250, from the sale of 2,550,000 shares of the Company's common stock to the following parties: (i) Donald F. Mintmire subscribed to 50,000 shares of common stock for $1,250; (ii) Joseph M. Vazquez, III subscribed to 750,000 shares of common stock for $22,500; (iii) Dan Campbell subscribed to 750,000 shares of common stock for $22,500; (iv) Infinity Financial Group subscribed to 1,000,000 shares of common stock for $30,000. The Company relied upon an exemption from registration contained in sections 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder. The offering was made to Florida residents in the State of Florida.

     In May, 1999, the Company issued 2,000,000 shares of common stock to Murray Ginsberg for services to be rendered valued at $531,250. The Company relied upon the exemption under Section 4(2) of the Act and Rule 506 of Regulation D promulgated thereunder. Such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) each of the parties is an accredited investor and had full access to the information regarding the Company necessary to make an informed investment decision by virtue of his or her position as an officer and/or director of the Company. The offering was made to a Florida resident in the State of Florida.

     The facts relied upon the by the Company to make the federal exemption available exemption under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder include the following: (i) the aggregate offering price for the offering of the shares of common stock (with attached warrants) did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b); (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment Company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage Company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and, (iv) the required number of manually executed originals and true copies of Form D were filed.

     The facts relied upon to make the New York Exemption available include the following: (i) the aggregate number of persons purchasing the Company's stock during the 12 month period ending on the date of issuance did not exceed 40;
(ii) neither the offer nor the sale of any of the shares was accomplished by a public solicitation or advertisement; (iii) that at the time of filing no offering had yet been made to any resident of the State of New York, (iv) that the offering is to be made to personal friends, relatives and business associates and other principals of the issuer, (v) that these common shares have been issued or sold in reliance of Section 359-f(2) of the New York General Business Law, (vi) each purchaser executed a statement to the effect that the securities purchased have been purchased for their own account; (vii) that they have adequate means of providing for their current needs and possible personal contingencies; and (viii) they do not have a need for liquidity of this investment.

     The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of GSIT or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under
Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In this regard, the Company's Executives supplied such information and was available for such questioning.

Item 5.  Indemnification of Directors and Officers.

     Article XVI of the Company's Articles of Incorporation contains provision providing for the indemnification of directors and officers of the Company as follows:

     The Corporation shall indemnify a director or officer of the Corporation who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director or officer was a party because the director or officer is or was a director or officer of the Corporation against reasonable attorney fees and expenses incurred by the director or officer in connection with the proceedings. The Corporation may indemnify an individual made a party to a proceeding because the individual is or was a director, officer, employee or agent of the corporation against liability if authorized in the specific case after determination, in the manner required by the Board of Directors, that indemnification of the director, officer, employee or agent, as the case may be, is permissible in the circumstances because the director, officer, employee or agent has met the standard of conduct set forth by the board of Directors. The indemnification and advancement of attorney fees and expenses for directors, officers, employees and agents of the Corporation shall apply when such persons are serving at the Corporation's request while a director, officer, employee or agent of the Corporation, as the case may be, as a director, officer, partner, trustee, employee or agent of another foreign or domestic Corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, whether or not for profit, as well as in their official capacity with the Corporation. The Corporation may also pay for or reimburse the reasonable attorney fees and expenses incurred by a director, officer, employee or agent of the Corporation who is a party to a proceeding in advance of final disposition of the proceeding. The Corporation also may purchase and maintain insurance on behalf of an individual arising from the individual's status as a director, officer, employee or agent of the Corporation, whether or not the Corporation would have power to indemnify the individual against the same liability under the law. All references in these Articles of Incorporation are deemed to include any amendment or successor thereto. Nothing contained in these Articles of Incorporation shall limit or preclude the exercise of any right relating to indemnification or advance of attorney fees and expenses to any person who is or was a director, officer, employee or agent of the Corporation or the ability of the Corporation otherwise to indemnify or advance expenses to any such person by contract or in any other manner. In any word, clause or sentence of the foregoing provisions regarding indemnification or advancement of the attorney fees or expenses shall be held invalid as contrary to law or public policy, it shall be severable and the provisions remaining shall not be otherwise affected. All references in these Articles of Incorporation to "directors", "officer", "employee" and "agent" shall include the heirs, estates, executors, administrators and personal representatives of such persons.

The Company has no agreements with any of its directors or executive offices providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.

                                    PART F/S

     The Financial Statements of GSIT, and Notes to Financial Statements together with the Independent Auditor's Report of Durland and Company, CPA's, P.A., required by this Item 13 commence on page F-1 hereof and are incorporated herein by this reference.



                          INDEX TO FINANCIAL STATEMENTS




Independent Auditors' Report............................F-2

Balance Sheets..........................................F-3

Statements of Loss......................................F-4

Statements of Changes in Stockholders' Equity...........F-5

Statements of Cash Flows................................F-6

Notes to Financial Statements...........................F-7

                          INDEPENDENT AUDITORS' REPORT


TO:        The Board of Directors
                     Ginsite Materials, Inc.
                     (A Development Stage Enterprise)
                     Fort Lauderdale, Florida

We have audited the accompanying balance sheet of Ginsite Materials, Inc., a development stage enterprise, as of December 31, 1998 and the related statements of loss, changes in stockholders' equity and cash flows for the year ended December 31, 1998 and from August 7, 1997 (Inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ginsite Materials, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the year ended December 31, 1998 and from August 7, 1997 (Inception) through December 31,1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note11 to the financial statements, the Company has experienced a loss since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Durland & Company, CPAs, P.A.
Palm Beach, Florida
March 4, 1999






                                       F-2
                   The accompanying notes are an integral part
                          of the financial statements.

                             Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                                 Balance Sheets

                                                         March 31, 1999               December 31, 1998
                                                           (unaudited)
                                                    -------------------------    ---------------------------
  ASSETS
CURRENT ASSETS
   Cash                                             $                  43,687    $                       360
   Accounts receivable
      Trade                                                             1,348                          1,323
      Related party                                                    29,597                         18,696
   Inventories                                                         20,557                         23,379
   Advance to related party                                            30,000                              0
   Note receivable-related party                                       14,416                              0
                                                    -------------------------    ---------------------------

      Total current assets                                            139,605                         43,758
                                                    -------------------------    ---------------------------

PROPERTY AND EQUIPMENT
   Equipment                                                          128,624                        128,624
   Leasehold improvements                                              56,550                         56,550
   Less: Accumulated depreciation                                     (25,279)                       (19,021)
                                                    -------------------------    ---------------------------

      Total property and equipment                  159,895                                          166,153
                                                    =======
                                                    -------------------------    ---------------------------

OTHER ASSETS
   Deposits                                                            13,448                         13,448
   Intangible asset-patent pending                                     38,232                         40,781
                                                    -------------------------    ---------------------------
      Total other assets                                               51,680                         54,229
                                                    -------------------------    ---------------------------

Total Assets                                        $                 351,180    $                   264,140
                                                    =========================    ===========================

  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                 $                  30,325    $                    68,352
   Accounts payable-related party                                       4,350                          4,350
   Salaries payable                                                         0                          4,816
   Payroll taxes payable                                               20,278                         14,834
   Note payable-related party                                          48,183                         47,007
                                                    -------------------------    ---------------------------

     Total current liabilities                                        103,136                        139,359

LONG TERM DEBT                                                        109,000                              0
                                                    -------------------------    ---------------------------

Total Liabilities                                                     212,136                        139,359
                                                    -------------------------    ---------------------------

STOCKHOLDERS' EQUITY
   Preferred stock, no par value, authorized
     10,000,000 shares; 0 issued and outstanding                            0                              0
   Common stock, $0.001 par value, authorized
       50,000,000 shares; 18,087,570 and
       13,783,662 issued and outstanding, respective                   18,088                         13,784
   Additional paid-in capital                                       5,486,472                      3,867,255
   Deficit accumulated during the development stage                (5,401,849)                    (3,756,258)
   Beneficial conversion feature                                       36,333                              0
                                                    -------------------------    ---------------------------

     Total Stockholders' Equity                                       139,044                        124,781
                                                    -------------------------    ---------------------------

Total Liabilities and Stockholders' Equity          $                 351,180    $                   264,140
                                                    =========================    ===========================

                                       F-3
                     The accompanying notes are an integral
                       part of the financial statements.

                             Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                               Statements of Loss



                                                                                                Period from       Period from
                                             Three months ended                                 August 7, 1997    August 7, 1997
                                 ---------------------------------------        Year ended      (Inception) to    (Inception) to
                                       March 31,        March 31, 1998          December 31,    December 31,      March 31, 1999
                                    1999(unaudited)       (unaudited)             1998             1997            (unaudited)
                                 ------------------- -------------------  ------------------ ---------------- ----------------------
Revenues
   Product sales                               2,326                   0              15,830                0                18,156
   Distributor fees                                0                   0               6,980                0                 6,980
                                 ------------------- -------------------  ------------------ ---------------- ----------------------

Total revenues                                 2,326                   0              22,810                0                25,136
                                 ------------------- -------------------  ------------------ ---------------- ----------------------

Costs and expenses
   Compensation :
        Officers                             414,142             518,738           1,698,850                0             2,112,992
        Other                                234,029           1,168,309           1,179,807                0             1,413,836
        Related party                          1,440               3,000               6,240           13,500                21,180
 Depreciation and amortization                 8,806               4,220              28,859              357                38,022
 General and Administrative                  905,113             140,667             717,069           25,936             1,648,118
 Bad debt - related party                          0                   0             105,750                0               105,750
                                 ------------------- -------------------  ------------------ ---------------- ----------------------

Total expenses                             1,563,530           1,834,934           3,736,575           39,793             5,339,898
                                 ------------------- -------------------  ------------------ ---------------- ----------------------

Loss from operations                      (1,561,204)         (1,834,934)         (3,713,765)         (39,793)           (5,314,762)

Other income (expense)
   Interest income                             1,455                   0               1,250                0                 2,705
   Interest expense                          (85,842)                  0              (2,804)          (1,146)              (89,792)
                                 ------------------- -------------------  ------------------ ---------------- ----------------------

Net loss                                  (1,645,591)         (1,834,934)         (3,715,319)         (40,939)           (5,401,849)
                                 ------------------- -------------------  ================== ================ ======================
Net loss per weighted average
share, basic                     $           (0.11)  $           (0.16)   $            (.30)            (.004)                 (.45)
basic basic basic

basic
basicbascbasic
                                 =================== ===================  ================== ================ ======================
Weighted average number of
shares,                                   15,293,219          11,383,676          12,560,147        9,198,364            12,136,159
basic
                                 =================== ===================  ================== ================ ======================









                                       F-4
                     The accompanying notes are an integral
                       part of the financial statements.

                             Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                  Statements of Changes in Stockholders' Equity

                                                                                                                  Deficit
                                                                                                                  Accumulated
                                                                         Additional                 During the    Total
                                             Number of       Common      Paid-in        Bene Conv   Development   Stockholders'
                                              Shares          Stock      Capital        Feature     Stage         Equity
                                             -----------   -----------  ------------ ------------ -------------  -------------------
BEGINNING BALANCE,
August 7, 1997 (Inception)                             0   $        0   $          0 $         0  $         0    $                 0
 Third quarter - cash ($0.0075/sh)               200,000          200          1,300           0            0                 1,500
 Third quarter - services ($0.001/sh)             50,000           50              0           0            0                    50
 Third quarter - services ($0.001/sh)*           879,750          880              0           0            0                   880
 Third quarter - loan repayment ($0.001/sh)    7,917,750        7,918              0           0            0                 7,918
 Fourth quarter - cash ($0.10/sh)                200,000          200         19,800           0            0                20,000
 Fourth quarter - cash ($0.35/sh)                 58,000           58         20,242           0            0                20,300
 Fourth quarter - offering costs                       0            0         (5,485)          0            0                (5,485)
 Fourth quarter - cash ($0.01/sh)                 30,000           30            270           0            0                   300

Net loss                                               0            0              0           0      (40,939)              (40,939)
                                             -----------   ----------   ------------ ----------- -------------   -------------------

BALANCE, December 31, 1997                     9,335,500        9,336         36,127           0      (40,939)                4,524
 First quarter - cash ($0.35/sh)                 754,986          755        263,490           0            0               264,245
 First quarter - services ($0.11/sh)             500,000          500         54,188           0            0                54,688
 First quarter - services ($2.49/sh)*            200,000          200        498,238           0            0               498,438
 First quarter - services ($2.73/sh)**           425,000          425      1,158,363           0            0             1,158,788
 Second quarter - cash ($0.35/sh)                879,300          879        306,876           0            0               307,755
 Second quarter - services ($2.56/sh)*           250,000          250        640,375           0            0               640,625
 Third quarter - cash ($0.35/sh)                 646,714          647        225,703           0            0               226,350
 Third quarter - cash ($0.67/sh)                  67,164           67         44,933           0            0                45,000
 Third quarter - services ($2.13/sh)*            200,000          200         424,800          0            0               425,000
 Fourth quarter - cash ($0.35/sh)                474,998          475         165,774          0            0               166,249
 Fourth quarter - services ($0.97/sh)*            50,000           50          48,388          0            0                48,438

Net loss                                               0            0               0          0   (3,715,319)           (3,715,319)
                                             -----------   ----------   ------------- ---------- -------------   -------------------

BALANCE, December 31, 1998                    13,783,662       13,784       3,867,255          0   (3,756,258)              124,781
                                             -----------   ----------   ------------- ----------- ------------   -------------------
 First quarter - cash/compensation ($0.26/sh)  2,500,000        2,500         647,500          0            0               650,000
 First quarter - services                        151,000          151         183,365          0            0               183,516
 First quarter - services ($1.58/sh)**           100,000          100         157,712          0            0               157,812
 First quarter - services ($.26/sh)**            175,000          175          45,325          0            0                45,500
 First quarter - services ($.41/sh)*             950,000          950         392,409          0            0               393,359
 First quarter - debt conversion                 427,908          428         144,572          0            0               145,000
 Beneficial conversion feature                         0            0               0     84,667            0                84,667
 First quarter - convertible debt conversion           0            0          48,334    (48,334)           0                     0

Net loss                                               0            0               0          0   (1,645,591)           (1,645,591)
                                             -----------   ----------   ------------- ---------- -------------   -------------------

BALANCE, March 31, 1999 (Unaudited)           18,087,570   $   18,088   $   5,486,472 $   36,333 $ (5,401,849)  $           139,044
                                             ===========   ==========   ============= ========== =============   ===================

* Shares issued to officers in lieu of cash
** Shares issued to non-officer
employees in lieu of cash

                                       F-5
                          The accompanying notes are an
                   integral part of the financial statements.

                             Ginsite Materials, Inc.
                        (A Development Stage Enterpris)
                            Statement of Cash Flows

                                                                                                                        Period
                                                                                                         Period         from August
                                                                                                         from August    7, 1997
                                                                  Three months ended                     7, 1997        (Inception)
                                                              -----------------------------  Year ended   (Inception)   to March
                                                             March 31,       March 31, 1998  December     to December    31, 1999
                                                             1999(unaudited)   (unaudited)   31, 1998     31, 1997      (unaudited)
                                                             ---------------  -------------  ------------ ------------- ------------
CASH FLOWS FROM DEVELOPMENT ACTIVITIES:
 Net loss                                                    $  (1,645,591)   $(1,834,934)   $(3,715,319) $(40,939)     $(5,401,849)
 Adjustments to reconcile net loss to net
  cash used by development activities
   Amortization of beneficial conversion feature                    84,667              0              0         0           84,667
   Amortization-other                                                2,549          2,549         10,195         0           12,744
   Depreciation                                                      6,258          1,671         18,664       357           25,279
   Stock issued in lieu of cash-third parties                      758,515         54,687         54,687         0          813,202
   Stock issued in lieu of cash-officers and employees             596,672      1,657,228      2,771,290       930        3,368,892
   Bad debt-related party                                                0              0        105,750         0          105,750
 Changes in assets and liabilities
   Increase in accounts receivable-trade                               (25)             0         (1,323)        0           (1,348)
   Increase in accounts receivable-related party                   (10,901)          (240)       (46,696)        0          (57,597)
   (Increase) decrease  in inventory                                 2,822         (4,245)       (22,681)     (698)         (20,557)
   Advance to related party                                        (30,000)             0              0         0          (30,000)
   Increase in accrued interest on note rec-related  party          (1,455)             0         (1,250)        0           (2,705)
   Increase in deposits                                                  0        (11,108)       (13,448)        0          (13,448)
   Increase (decrease) in accounts payable                         (38,027)        41,242         53,972    14,380           30,325
   Increase (decrease) in accounts payable-related party                 0              0        (15,650)   20,000            4,350
   Increase (decrease) in salaries payable                          (4,816)             0          4,816         0                0
   Increase in payroll taxes payable                                 5,444          1,525         14,834         0           20,278
   Increase in accrued interest on note payable-related party        1,176              0          2,803     1,146            5,125
                                                              ------------- -------------- --------------  --------      -----------

  Net cash used by development activities                         (272,712)       (91,625)      (779,356)   (4,824)      (1,056,892)
                                                              ------------- -------------- --------------  --------      -----------

CASH FLOW FROM INVESTING ACTIVITIES:
       Issuance of note receivable - related party                 (12,961)             0        (66,500)  (10,000)         (89,461)
       Purchase of property and equipment                                0       (152,737)      (171,174)   (4,000)        (175,174)
       Purchase of property and equipment - related party                0              0              0   (10,000)         (10,000)
                                                              ------------- -------------- --------------  --------      -----------

  Net cash used by investing activities                            (12,961)      (152,737)      (237,674)  (24,000)        (274,635)
                                                              ------------- -------------- --------------  --------      -----------

CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from issuance of common stock, net                    75,000        264,243      1,009,599    36,615         1,121,214
     Proceeds from issuance of convertible debt                    254,000              0              0         0           254,000
                                                              ------------- -------------- --------------  ---------     -----------

  Net cash provided by financing activities                        329,000        264,243      1,009,599    36,615        1,375,214
                                                              ------------- -------------- --------------  --------      -----------

  Net increase (decrease)  in cash                                  43,327         19,881         (7,431)    7,791           43,687

CASH, beginning of period                                              360          7,791          7,791         0                0
                                                              ------------- -------------- --------------  ---------     -----------

CASH, end of period                                           $     43,687  $      27,672  $         360   $ 7,791       $   43,687
                                                              ============= ============== ==============  =========     ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Non-cash  investing  and
financing activities:
       Acquisition of patent from shareholder                 $          0  $           0  $           0   $(50,976)     $  (50,976)
                                                              ============= ============== ==============  =========     ===========
       Issuance of common stock for patent                    $          0  $           0  $           0   $  7,918      $    7,918
                                                              ============= ============== ==============  =========     ===========
       Due to shareholder for patent                          $          0  $           0  $           0   $ 43,058      $   43,058
                                                              ============= ============== ==============  =========     ===========
       Conversion of convertible debt                         $   (145,000) $           0  $           0   $      0      $ (145,000)
                                                              ============= ============== ==============  =========     ===========
       Issuance of common stock through conversion of
           convertible debt                                   $    145,000  $           0  $           0   $      0      $  145,000
                                                              ============= ============== ==============  =========     ===========

                                       F-6
                 The accompanying notes are an integral part of
                           the financial statements.

                             Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
(Information with respect to periods ended March 31, 1999 and 1998 is unaudited)

(1) Summary of Significant Accounting Principles
      The Company Ginsite Materials, Inc., is a Florida chartered development stage corporation which conducts business from its headquarters in Fort Lauderdale, Florida. The Company was incorporated on August 7, 1997.

          The Company is principally involved in the manufacturing, marketing and sales of the Ginsite formulation, a material that enhances or replaces wood, concrete and similar construction materials. Current activities include raising additional equity and negotiating with potential national distributors.

          The Company is in the development stage and has just begun to acquire the necessary operating assets to carry on its proposed business. While the Company is negotiating with potential customer distribution channels, there is no assurance that any benefit will result from such activities. The Company will not receive significant operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

          The financial statements for the three months ended March 31, 1999 and 1998 include all adjustments which, in the opinion of management, are necessary for fair presentation.

          The following summarize the more significant accounting and reporting policies and practices of the Company:

          a) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as of the date of the statements of financial condition, and revenues and expenses for the period then ended. Actual results may differ significantly from those estimates.

          b) Start-up costs Costs of start-up activities, including organization costs, are expensed as incurred following Statement of Position (SOP) 98-5. This SOP sets forth the generally accepted accounting principles for costs of start-up activities of development stage entities.

          c) Net loss per share Basic is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted is not presented because the inclusion of common share equivalents would be anti-dilutive.

          d) Compensation for services rendered for stock The Company issues shares of common stock in exchange for services rendered and in payment of shareholder loans. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

          e) Inventories Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for substantially all inventory.

          f) Deposits Deposits are primarily payments made as security deposits on the building lease and utilities.

          g) Intangible asset - patent pending Patents are recorded at historical cost and amortized, beginning the date the patents are placed in service over their estimated useful lives, using the straight-line method.

          h) Property and equipment All property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the costs and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to operations as incurred. F-7

                             Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements

(2) Inventories Inventories consist of the following:

                                March 31, 1999           December 31, 1998
                                 (unaudited)
                          -------------------------- --------------------------
Raw materials             $                   12,627 $                   14,855
Containers                                     1,421                      1,672
Labels                                         6,509                      6,852
                          -------------------------- --------------------------

Total inventories         $                   20,557 $                   23,379
                          ========================== ==========================

(3) Intangible Asset - Patent Pending On August 7, 1997, a majority shareholder formally assigned to the Company a certain patent pending with the United States Patent and Trademark Office of the Department of Commerce. The patent was recorded at its historical cost of $50,976, which represents the accumulated expenditures of the majority shareholder to refine the patent process. The patent is being amortized over a period of five years, its estimated useful life, which began in 1998, the year the patent process was placed in service. Amortization expense for the periods ended December 31, 1998 and 1997 and March 31, 1999 and 1998 was $10,195, $0, $2,549 and
     $2,549, respectively.

(4) Deposits As of March 31, 1999 (unaudited) and December 31, 1998, deposits consist of payments for the following:

                     Building lease       $ 10,558
                     Utilities               2,890
                                           ---------
                                          $ 13,448

(5) Property and Equipment Property and equipment are summarized by major classifications as follows:


                                       March 31, 1999         December 31,
                                         (unaudited)              1998
                                    --------------------- ---------------------
Property and equipment              $              65,290 $              65,290
Deposit on property and equipment                   7,072                 7,072
Telephone system                                   11,412                11,412
Office furniture                                   21,094                21,094
Computer system                                    23,756                23,756
Leasehold improvements                             56,550                56,550
                                    --------------------- ---------------------
                                                  185,174               185,174

Less accumulated depreciation                     (25,279)              (19,021)
                                    --------------------- ---------------------

                                    $             159,895 $             166,153
                                                 --------
                                    ===================== =====================

     Depreciation  expense for the periods ended  December 31, 1998 and 1997 and
     March  31,  1999  and  1998  was   $18,664,   $357,  $  6,258  and  $1,671,
     respectively.

(6) Long Term Debt In February 1999, the Company issued a 9% convertible note due on February 1, 2001 for $254,000 cash. The note is convertible into shares of the Company's common stock at a conversion price equal to the lesser of 100% of the lowest of the closing bid prices for the common stock for the five trading days prior to the date of the note, or 75% of the lowest of the closing bid prices for the common stock for the five trading days immediately prior to the conversion date. As of March 31, 1999, $145,000 of the debt was converted into 427,908 shares of common stock at prices ranging from $0.19 to $0.66 per share. Subsequent to March 31, 1999, the remaining $109,000 in debt was converted into 607,703 shares of common stock at prices ranging from $0.17 to $0.19 per share.

     The Company recognized a beneficial conversion feature discount, in accordance with EITF Topic D-60 amounting to $84,665. The discount was immediately amortized as the notes were immediately convertible.

                             Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements

(6) Long Term Debt (cont.) The amount of reclassification from beneficial conversion feature to additional paid-in capital due to conversion of the related debt for the period ended March 31, 1999 was $48,334.

     In March 1999, the Company was offered debt financing in the form of non-interest bearing loans for up to $581,000, to be loaned on an as needed basis throughout the remainder of 1999. There is no formal written agreement regarding the repayment of these loans. During April and May, 1999, the Company received total proceeds of $168,000 drawn against these loans.

(7) Stockholders' Equity The shareholders, in January 1999, consented to increase the number of authorized common shares, $0.001 par value, from 17,250,000 to 50,000,000 shares. Concurrently, 10,000,000 shares of preferred stock with no determined par value were authorized. The Company had 18,087,570 and 13,783,662 shares of common stock issued and outstanding at March 31, 1999 and December 31, 1998, respectively. There were no shares of preferred stock issued as of March 31, 1999.

     In August 1997, the Company issued 929,750 shares of restricted common stock for the fair market value of services rendered of $930, and 7,917,750 shares of restricted common stock for the repayment of a shareholder loan for par value of $0.001 per share. The Company, in September 1997, issued 200,000 shares of restricted common stock in exchange for $1,500 in cash. On September 10, 1997, the Company authorized a Regulation D Rule 504 Private Placement for 200,000 units at $0.10 per unit. Each unit consists of one share of common stock and fourteen stock purchase warrants, entitling the holder to purchase one share of common stock at a purchase price of $0.35 per share. The warrants can be exercised any time after the purchase of a unit and expire on September 10, 1998. In October 1997, the Company received cash proceeds from the sale of 200,000 units totaling $20,000 and cash proceeds from the exercise of 58,000 warrants totaling $20,300. Offering costs of $5,485 related to this private placement were charged to paid-in capital as the proceeds were received. In December 1997, the Company issued 30,000 shares of common stock for $300 in cash.

     During the first quarter of 1998, the Company issued a total of 1,125,000 shares of restricted common stock for services rendered at a total value of $1,711,914, the current market price less marketability discount. 200,000 of these shares were issued to officers and 425,000 to employees of the Company. Also, during the first quarter of 1998, the Company issued 754,986 shares through the exercise of warrants for $264,245 in cash. In the second quarter of 1998, the Company issued 250,000 shares of restricted common stock for services rendered by officers of the Company at a total value of $640,625, based on the current market price less any marketability discount. The Company, in the second quarter of 1998, issued 879,300 shares through the exercise of warrants for $307,755 in cash. During the third quarter of 1998, the Company issued 200,000 shares of restricted common stock for services rendered by officers of the Company at a total value of $425,000, based on the current market price less marketability discount. Cash proceeds totaling $271,350 were received during the third quarter from the issuance of 646,714 shares through the exercise of warrants and from the issuance of 67,164 shares for cash. During the fourth quarter, the Company issued 50,000 shares of restricted common stock for services rendered by officers of the Company at a total value of $48,437, based on the current market price less marketability discount. Cash proceeds totaling $166,249 were received during the fourth quarter from the issuance of 474,998 shares through the exercise of warrants.

     During the first quarter of 1999, the Company issued a total of 1,226,000 shares of restricted common stock for services rendered at a total value of $598,438, the current market price less any applicable marketability discount. 1,050,000 of these shares were issued to officers, 175,000 to employees of the Company and 1,000 to a third party. The Company issued a total of 150,000 shares of unrestricted common stock to third parties for services rendered at a total value of $181,750. During the same quarter, $145,000 of convertible debt was converted to 427,908 shares of unrestricted common stock. The number of shares issued under the conversion was determined according to the terms of the note (Note 6), with conversion prices ranging from $0.19 per share to $0.66 per share. Also during the first quarter of 1999, the Company issued 2,500,000 shares of unrestricted common stock for $75,000 in cash. In accordance with generally accepted accounting principles, these shares have been recorded at the stock's market value on the date of obligation of $0.26 per share. F-9

                             Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements

(8) Operating Lease Compensation expense of $575,000 has been charged to operations. The Company leases warehouse and office space located in the Fort Lauderdale area. Total rent expense for the periods ended December 31, 1998 and 1997 and March 31, 1999 and 1998 was $139,806, $7,689, $34,767 and
     $28,483, respectively.

     Future minimum lease payments under the noncancellable operating lease at December 31, 1998 are as follows:

              1999                    $     133,866
              2000                          140,560
              2001                          147,588
              2002                          154,967
              2003                          162,715
             Thereafter                     710,593
                                         $1,450,289

(9) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $802,745, which expire beginning December 31, 2117.

     The amount recorded as deferred tax assets, cumulative as of December 31, 1998, is $157,940 which represents the amount of tax benefits of loss carry-forwards. The Company has established a valuation allowance for this deferred tax asset of $164,254, as the Company has no history of profitable operations.

(10) Related parties In January 1999, the Company advanced funds in the amount of $30,000 to Progressive Technology, Inc., a company under common control. These funds are considered a temporary advance and are expected to be repaid within the subsequent year. As of March 31, 1999, the unpaid amount was $30,000 and is presented in Advance to related party.

     As of January 1, 1998, the Company provides personnel services for and shares certain building expenses with Progressive Technology, Inc., a company under common control. The Company is reimbursed for the cost of providing these items and records the reimbursements as a reduction of operating expenses. Charges were $46,696, $0, $10,901 and $11,808 for the periods ended December 31, 1998 and 1997 and March 31, 1999 and 1998, respectively. Unpaid amounts at March 31, 1999 and December 31, 1998 were $57,597 and $46,696, respectively and are presented, net of allowance for doubtful accounts of $28,000, in Accounts receivable - related party. The Company has made a series of advances to Progressive Technology, Inc., a company under common control, in the form of promissory notes. The notes are payable on demand and are secured by shares of the Company's common stock owned by a majority shareholder. One note in the amount of $26,500 bears no interest. Three additional notes, totaling $62,961 bear interest of 10% annually. Unpaid principal amounts were $89,461 and $76,500 at March 31, 1999 and December 31, 1998, respectively. Accrued interest at December 31, 1998 and 1997 and March 31, 1999 and 1998 was $1,250, $0, $2,705 and
     $0, respectively. Both the principal and accrued interest amounts are presented in Note receivable - related party. As the related party entity has minimal revenues currently, the Company has established a reserve of $77,750 for those notes. During 1997, the Company paid $10,000 to Progressive Technology, Inc., a company under common control, for the design, labor and material necessary to build certain property and equipment. This purchase is presented in property and equipment at historical cost, net of accumulated depreciation. During the period ended December 31, 1998, the Company was advanced funds from Y2K Medical, Inc., a company under common control. Unpaid amounts were $4,350 at March 31, 1999 and December 31, 1998 and are presented in Accounts payable - related party. Y2K Medical, Inc. is currently inactive and awaiting a formal dissolution with the State of Florida.

     During 1997, a majority shareholder formally assigned a certain patent pending (Note 3) to the Company in exchange for a note bearing interest of 6.343% annually. The note is unsecured and is due within one year.
                                      F-10

                             Ginsite Materials, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(10) Related parties (continued) The shareholder has the option to permit an extension of the repayment period for an additional year if the Company so requests. The unpaid principal amount was $43,058 at March 31, 1999 and December 31, 1998. Accrued interest at March 31, 1999 and December 31, 1998 was $5,125 and $3,949, respectively. Both principal and accrued interest amounts are presented in Note payable - related party.

(11) Going Concern The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern, as reflected by the net loss of $5,401,849 accumulated from August 7, 1997 (Inception) through March 31, 1999. The ability of the Company to continue as a going concern is dependent upon developing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently negotiating with potential national distributors and seeking additional capital and financing to allow it to continue its planned operations.

(12) Subsequent events In May 1999, the Company authorized the issuance of 2,000,000 shares of restricted common stock to its President, in order to maintain his majority holding of shares of the Company. The Company expects to record $531,250 in compensation expense as a result of this transaction.

     See Note (6) regarding the subsequent issuance of shares of unrestricted common stock due to the conversion of long term debt.

     See Note (6) regarding the subsequent receipt of loan proceeds.

                                    PART III

Item 1.   Index to  Exhibits


3Item 1.        Index to  Exhibits


3.(i).1        Articles of Incorporation of Ginsite Materials, Inc. filed August
               7, 1997

3.(i).2 Articles of Amendment to the Articles of Incorporation of Ginsite Materials, Inc. filed April 16, 1999

3.(ii)         Bylaws of Ginsite Materials, Inc.

4.1A           Form of Private Offering

4.1B           Note Purchase Agreement, The Augustine Fund, L.P., dated February
               8, 1999

10.1A Distributorship Agreement, M J INNOVATIONS, Jean-A. Medici, Michael Alderman, dated March 29, 1999

10.1B          Distributorship Agreement, Marcus Dean Rogozinski, dated June 1,
               1998

10.1C          Distributorship Agreement, Fred Roneker, dated May 28, 1999

10.2 License Agreement, Concession Management of Palm Beach, Inc., dated December 28, 1998

10.3           Lease Agreement, Steven J. Cooperman, Trustee, dated November 15,
               1998

10.4A          Employment Agreement   Murray Ginsberg, dated April 1, 1999

10.4B          Employment Agreement   Audrey Max, dated April 1, 1999

10.4C          Employment Agreement   Henry Lione, dated April 1, 1999

10.4D          Employment Agreement   Eugene Ladin, dated April 1, 1999

10.4E          Employment Agreement   Barry Grieper, dated April 1, 1999

10.4F          Employment Agreement   Henry Max, dated April 1, 1999

10.5 Indemnification Agreement & Covenant Not To Sue between Ginsite Materials and Murray Ginsberg, dated August 20, 1997

10.6 Independent Marketing Services Agreement with Wayne A. Doss, dated April 15, 1999

10.7 Purchase & Sale Agreement with ECO Marine Materials, Inc., dated August 26, 1998

10.8A          Consulting Agreement, Intercontinental Capital Corp., December 1,
               1998

10.8B Consulting Agreement, Monetary Advancement International, Inc., dated February 3, 1999

10.8B.1 Consulting Agreement Termination & Mutual Release, Monetary Advancement International, Inc., dated February 3, 1999

10.9A          Assignment of  Patent by Murray Ginsberg, dated August 7, 1997

10.9B Patent Application & Status; Trademark Application & Status, dated October 20, 1998

10.10.A.1      Promissory Note , Murray Ginsberg and Ginsite, patent assignment, dated August 7, 1997

10.10.A.2      Promissory Note between Ginsite and Progressive Technology, dated
               January 14, 1999

10.10.A.3      Promissory Note between Ginsite and Progressive Technology, dated
               January 14, 1999

27.1           Financial Data Schedule

                                   SIGNATURES
                                   ----------

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   GINSITE MATERIALS, INC.
                                   (Registrant)


Date: June 30, 1999                By: /s/ Murray Ginsberg
                                       ----------------------
                                       Murray Ginsberg, President

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


     Date                    Signature                     Title
     ----                    --------                      -----

June 30, 1999           By: /s/ Murray Ginsberg         President and Director
                           ------------------------
                             Murray Ginsberg


June 30, 1999           By: /s/ Henry V.  Lione        Secretary and Treasurer
                          -------------------------
                             Henry V. Lione